UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 13, 2006

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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

———————

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On July 13, 2006 MRA Acquisition, Inc. and MRSA Acquisition, Inc., each an indirect subsidiary of Registrant (collectively, "**Buyer**"), entered into an Asset Purchase Agreement (the "**Agreement**") with Metropolitan Research Associates, LLC ("**MRA**"), Metropolitan Research Staffing Associates, LLC ("**MRSA**") and the members of each of MRA and MRSA.

Pursuant to the Agreement (filed as Exhibit 1.01), Buyer will acquire the assets of each of MRA and MRSA for a combined purchase price, subject to adjustment, of approximately $18.5 million. The purchase price is also subject to an earnout, not to exceed $6,436,000, based on the financial results of the acquired business for the two year period ending December 31, 2007. Consummation of the transaction is conditioned, among other things, upon Registrants completion of due diligence and the receipt of certain third party consents.

Item 8.01   Other Events.

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on July 13, 2006 and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
1.01	Asset Purchase Agreement, dated July 13, 2006, by and among ARM Acquisition, Inc. and ARMS Acquisition, Inc., and Metropolitan Research Associates, LLC, and Metropolitan Research Staffing Associates, LLC, and The Members of Metropolitan Research Associates, LLC and Metropolitan Research Staffing Associates, LLC
99.1	Press Release issued by the Company on July 13, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel
Title: Chief Financial Officer

Dated: July 14, 2006

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LINKS

EXHIBIT 1.01

ASSET PURCHASE AGREEMENT

dated as of

July 13, 2006

by and among

**ARM ACQUISITION, INC. AND ARMS
ACQUISITION, INC.,**

and

**METROPOLITAN RESEARCH
ASSOCIATES, LLC, AND METROPOLITAN
RESEARCH STAFFING ASSOCIATES, LLC,**

and

**THE MEMBERS OF METROPOLITAN
RESEARCH ASSOCIATES, LLC AND
METROPOLITAN RESEARCH STAFFING ASSOCIATES, LLC**

<u>**ASSET PURCHASE AGREEMENT**</u>

ASSET PURCHASE AGREEMENT, dated as of July 13 , 2006, by and among ARM Acquisition, Inc., a Delaware corporation ("**ARM Acquisition**") and ARMS Acquisition, Inc., a Delaware corporation ("**ARMS Acquisition**," and collectively with ARM Acquisition, the "**Buyer**"), Metropolitan Research Associates, LLC, a New York limited liability company ("**Metropolitan**"), Metropolitan Research Staffing Associates, LLC, a New York limited liability company ("**Staffing**" and collectively with Metropolitan, the "**Company**"), and each of the members of Metropolitan and Staffing (each, individually, a "**Member**" and all of them, collectively, the "**Members**").

WHEREAS, the Company is in the drug safety, staffing and clinical research management business (the "**Business**"); and

WHEREAS, the Company desires to sell substantially all of its assets to Buyer, and Buyer desires to purchase and acquire substantially all of the assets of the Company and to assume certain specified liabilities of the Company, upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING, OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND MUTUAL AGREEMENTS HEREINAFTER CONTAINED, AND OF OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

ARTICLE I

DEFINITIONS

The terms defined in this **Article I**, whenever used herein (including, without limitation, the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:

"**Adjusted EBITDA**" means the audited earnings before interest, income taxes, depreciation and amortization of the Business (determined in accordance with generally accepted accounting principles) as adjusted to reflect certain one-time revenues and expenses, including, but not limited to, the following:

(1)   minus $400,000.00 on an annual basis relating to salaries payable to the Members; and

(2)   plus expenses relating to services provided by Fairmount Partners to Sellers.

"**Affiliate**" of a Person means any other Person that Directly or Indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person.

"**Agreement**" means this agreement, including, without limitation, all Exhibits and Schedules hereto, as the same may be amended from time to time.

"**ARM Acquisition**" has the meaning given to it in the caption hereof.

"**ARMS Acquisition**" has the meaning given to it in the caption hereof.

"**Assignment and Assumption Agreement**" means an agreement in substantially the form annexed to this Agreement as **Exhibit A**.

"**Assignment of Leases**" means an assignment in substantially the form annexed to this Agreement or in a form reasonably acceptable to Buyer as **Exhibit B**.

"**Assumed Contracts**" has the meaning set forth in **Section 2.1(c)** hereof.

"**Assumed Liabilities**" has the meaning set forth in **Section 2.3** hereof.

"**Average EBITDA**" means the quotient obtained by dividing the sum of the Company's combined EBITDA for the year ended December 31, 2006 and the Company's combined EBITDA for the year ended December 31, 2007, by 2.

"**Balance Sheet Date**" means December 31, 2005.

"**Bill of Sale**" means a bill of sale in substantially the form annexed to this Agreement as **Exhibit D**.

"**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to be closed.

"**Business**" has the meaning given to it in the recitals hereto.

"**Buyer**" has the meaning given to it in the caption hereof.

"**Buyer Claimant**" has the meaning given to it in **Section 11.2** hereof.

"**Buyer Employee Plans**" has the meaning given to it in **Section 8.1(b)** hereof.

"**Buyer's 401(k) Plan**" has the meaning given to it in **Section 8.1(e)** hereof.

"**Cash and Cash Equivalents**" means, with respect to the Company, all cash and cash equivalents repayable on demand and freely remittable without any exchange or other approvals or significant tax costs as of immediately prior to the Closing, determined in accordance with GAAP. For avoidance of doubt, Cash and Cash Equivalents shall (i) be calculated net of issued but uncleared checks and drafts and (ii) include checks and drafts deposited for the account of the Company.

"**CERCLA**" has the meaning given to it in **Section 4.17** hereof.

"**Claim**" (or "**Claims**" when the context requires) has the meaning set forth in **Section 11.2** hereof.

"**Claimant**" has the meaning set forth in **Section 11.4(a)** hereof.

"**Closing**" means the closing of the transactions contemplated by this Agreement.

"**Closing Balance Sheet**" has the meaning set forth in **Section 3.3(a)** hereof.

"**Closing Date**" means the second Business Day after the satisfaction or waiver of the conditions set forth in **Article IX** hereto, but no later than August 31, 2006 (assuming all closing conditions are met) unless the parties hereto agree to such late date in writing.

"**COBRA**" has the meaning given to it in Section 8.1(g) hereof.

"**Code**" means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

"**Company**" has the meaning given to it in the caption hereof.

"**Company Computer Systems**" has the meaning set forth in **Section 4.10(h)** hereof.

"**Company Intellectual Property Rights**" has the meaning set forth in **Section 4.10(a)** hereof.

"**Company License Rights**" has the meaning set forth in **Section 4.10(b)** hereof.

"**Company Rights**" has the meaning set forth in **Section 4.10(b)** hereof.

"**Company Software Products**" has the meaning set forth in **Section 4.10(a)(i)** hereof.

"**Consents**" means any consent, approval, authorization, license or order of, registration, declaration or filing with, or notice to, or waiver from, any federal, state, local, foreign or other Governmental Entity or any Person, including, without limitation, any security holder, creditor or vendor which is necessary to be obtained, made or given in connection with the execution and delivery of this Agreement and/or any Operative Document, the performance by a Person of its obligations hereunder and/or thereunder and the consummation of the transactions contemplated hereby and/or thereby.

"**Cross Country**" means Cross Country Healthcare, Inc.

"**Directly or Indirectly**" means as an individual, partner, shareholder, member, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity.

"**Disclosure Schedule**" means the disclosure schedule attached to this Agreement as **Exhibit 4**, and includes but is not limited to each of the Schedules expressly referred to in **Article IV**.

"**Domain Name Assignment**" means an agreement in substantially the form annexed to this Agreement as **Exhibit C**.

"**EBITDA**" means, for any period, the Company's combined earnings before interest, income taxes, depreciation and amortization, calculated in accordance with GAAP, on a basis consistent with that applied in the preparation of the Financial Statements.

"**EBITDA Calculations**" has the meaning set forth in **Section 3.5(a)** hereof.

"**Employee** " means any employee of the Company.

"**Employee Benefit Plan**" means any "employee benefit plan" (as defined under Section 3(3) of ERISA) or any other bonus, deferred compensation, pension, profit-sharing, retirement, stock purchase, stock option, stock appreciation, other forms of incentive compensation, excess benefit, supplemental pension insurance, disability, medical, supplemental unemployment, vacation benefits, payroll practice, fringe benefit, scholarship, sickness, accident, severance, or post-retirement compensation or benefit, welfare or any other employee benefit plan, policy, arrangement or practice, whether written or oral.

"**Employment Agreements**" has the meaning set forth in **Section 9.1(h)** hereof.

"**Encumbrance**" means any security interests, liens, pledges, claims of third parties of any nature whatsoever, leases, rights of first refusal, transfer restrictions, conditional sale contracts, mortgages, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral.

"**Environment**" means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, biota and any indoor area, surface or physical medium.

"**Environmental Laws**" means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including any written judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of, human health and safety or the Environment.

"**Environmental Liabilities**" means any Claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, Encumbrances, violations, costs and expenses (including attorneys' and consultants' fees), including costs of investigation, assessment, remediation or monitoring or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any Person or Governmental Entity, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any Real Property or in connection with operation of the Business, (ii) the transportation, treatment, storage or disposal of Hazardous Substances generated by the Company or the Business, or (iii) the violation of or non-compliance with any Environmental Laws, or (B) which arise under the Environmental Laws.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"**ERISA Affiliate**" means any entity that would be deemed a "single employer" with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"**Escrow Agent**" has the meaning set forth in **Section 2.7(a)** hereof.

"**Escrow Agreement**" has the meaning set forth in **Section 2.7(a)** hereof.

"**Escrow Amount**" has the meaning set forth in **Section 2.7** hereof.

"**Estimated Indebtedness**" has the meaning set forth in **Section 3.1**.

"**Estimated Net Working Capital**" has the meaning set forth in **Section 3.1**.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Excluded Assets**" has the meaning set forth in **Section 2.2** hereof.

"**Excluded Liabilities**" has the meaning set forth in **Section 2.4** hereof.

"**Financial Statements**" means the audited combined balance sheets as of December 31, 2004 and December 31, 2005 and the related combined statements of operations, members' equity and cash flows of the Company for the fiscal years then ended, including the related notes thereto, and the unaudited combined balance sheet as of March 31, 2006 and the related combined statements of operations, members' equity and cash flows of the Company for the 3-month period then ended.

"**Flex Assets**" has the meaning given to it in **Section 8.1(e)** hereof.

"**Flexible Benefits Plan**" has the meaning given to it in **Section 8.1(e)** hereof.

"**GAAP**" means United States generally accepted accounting principles, applied on a consistent basis.

"**Governmental Entity**" means any federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality, including any industry or other non-governmental self-regulatory organizations.

"**Hazardous Substances**" means any waste, chemical material or other substance regulated under any Environmental Law or that is listed, defined, designated, or classified as, or otherwise determined to be a "hazardous substance," "hazardous material," "hazardous constituent," "toxic substance," "pollutant," "contaminant" or any similar denomination intended to classify or regulate substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law, including, without limitation, petroleum, petroleum products, petroleum-derived substances, asbestos or asbestos containing materials.

"**Indebtedness**" means all obligations of the Company existing immediately prior to Closing (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for which interest charges are customarily paid, (iv) under conditional sale or other title retention agreements relating to property or assets purchased by such Person,

(v) issued or assumed as the deferred purchase price of property or services (other than trade accounts payable or accounts payable to independent contractors), (vi) earnouts arising in connection with acquisitions, (vii) under capital leases, (viii) in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (ix) as an account party in respect of letters of credit and bankers' acceptances, (x) with respect to Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise to be secured by) any Encumbrances on property owned or acquired by such Person, (xi) in the nature of guarantees of Indebtedness of others, (xii) for all accrued interest on any of the foregoing. Any contingent liabilities of a Person required to be reported in accordance with GAAP on a balance sheet or the related notes thereto shall be deemed included within Indebtedness.

"**Indemnitor**" has the meaning set forth in **Section 11.4(a)** hereof.

"**Independent Auditor**" has the meaning set forth in **Section 3.3(b)** hereof.

"**IRS**" means the Internal Revenue Service.

"**Licensed Computer Systems**" has the meaning set forth in **Section 4.10(h)** hereof.

"**Licensed Software Products**" has the meaning as set forth in **Section 4.10(h)** hereof.

"**Marks**" has the meaning as set forth in **Section 4.10(a)(iv)** hereof.

"**Material Adverse Effect**" means any circumstance, effect or change that could reasonably be expected to be, individually or in the aggregate with any other circumstance, change or effect, materially adverse to (x) the earnings, operations, assets, liabilities, properties, prospects, condition (financial or otherwise), results of operations, net worth or permits of the Company, taken as a whole, or the Business or the Purchased Assets, (y) the ability of any party to consummate timely the transactions contemplated hereby or (z) the ability of Buyer to conduct the Business or to own the Purchased Assets after the Closing in substantially the same manner as the Business was conducted or the Purchased Assets were owned prior to Closing.

"**Member**" (or "**Members**" when the context requires) has the meaning given to it in the caption hereof.

"**Metropolitan**" has the meaning given to it in the caption hereof.

"**Milestone Payment #1**" has the meaning set forth in **Section 2.7(b)** herein.

"**Milestone Payment #2**: has the meaning set forth in **Section 2.7(c)** herein.

"**Milestone Payments**" has the meaning set forth in **Section 2.7(c)** herein.

"**Net Working Capital**" means, as of immediately prior to the Closing, the Company's current assets (other than Cash and Cash Equivalents) as of such time that are included within the Purchased Assets less all current liabilities of the Company (other than Indebtedness) as of such time that are included within the Assumed Liabilities, in each case calculated in accordance with GAAP on a basis consistent with that applied in the preparation of the Financial Statements.

"**Non-Assignable Contract**" has the meaning set forth in **Section 2.5** herein.

"**Operative Document**" means any agreement, instrument or other document to be executed and delivered in connection with the consummation of the transactions contemplated by this Agreement and shall include, without limitation, any item that is set forth on **Schedule 9.1(l)** hereto.

"**Permits**" means all licenses, certificates of authority, permits, orders, consents, approvals, registrations, local siting approvals, authorizations, qualifications and filings under any federal, state or local laws or with any Governmental Entities or other private Persons.

"**Person**" means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental Entity or quasi-governmental body or regulatory authority.

"**Plan**" means any Employee Benefit Plan established, maintained, sponsored, or contributed to by the Company, or an ERISA Affiliate or any employee leasing company on behalf of any Employee, director or shareholder (whether current, former or retired) or their beneficiaries, or with respect to which the Company or any ERISA Affiliate has or has had any obligation on behalf of such person.

"**Property**" (or "**Properties**" when the context requires) means any Real Property and any personal or mixed property, whether tangible or intangible.

"**Purchased Assets**" has the meaning set forth in **Section 2.1** hereof.

"**Purchase Price**" has the meaning set forth in **Section 2.6** hereof.

"**Real Property**" means any real property presently or formerly owned, used, leased, occupied, managed or operated by the Company or its predecessors.

"**Reimbursement Claims**" has the meaning given to it in **Section 8.1(e)** hereof.

"**Related Person**" means any of the Company, a Member, or any of their respective officers or directors or any Affiliate or any Relative of any of the foregoing.

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"**Relative**" means the children, parents or siblings of an individual (or any spouse of any of the foregoing).

"**Schedule of Adjustments**" has the meaning as set forth in **Section 3.3(a)** hereof.

"**Seller Claimant**" has the meaning given to it in **Section 11.3** hereof.

"**Seller 401(k) Plan**" has the meaning set forth in **Section 8.1(c)** hereof.

"**Seller Parties**" means Metropolitan, Staffing and the Members.

"**Staffing**" has the meaning given to it in the caption hereof.

"**Subsidiary**," or "**Subsidiaries**" where the context requires, means any corporation, partnership, limited liability company or other entity in which the Company, Directly or Indirectly, owns or controls 50% or more of the voting stock or other ownership interests.

"**Tax Return**" means each and every report, return, declaration, information return, statement or other information required to be supplied to a taxing or governmental authority with respect to any Tax or Taxes, including without limitation any combined or consolidated return for any group of entities including the Company.

"**Taxes**" (or "**Tax**" where the context requires) shall mean all federal, state, county, provincial, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, stamp, gross receipts, real and personal property, value added, franchise, ad valorem, severance, capital levy, occupational, production, transfer, withholding, unemployment insurance, disability, workers' compensation, employment and payroll related and property taxes and duty or other governmental charges and assessments), whether attributable to statutory or nonstatutory rules and whether or not measured in whole or in part by net income, and including, without limitation, interest, additions to tax or interest, charges and penalties with respect thereto, and expenses associated with contesting any proposed adjustment related to any of the foregoing.

"**Trade Secrets**" means any information which (i) is used in a business, (ii) is not generally known to the public or to Persons who can obtain economic value from its disclosure, and (iii) is subject to reasonable efforts to maintain its secrecy or confidentiality; the term may include but is not limited to inventions, recipes, processes, know-how, formulas, computer software, operating procedures and mask works which are not patented and are not protected by registration (e.g., under copyright or mask work laws); lists of customers and contacts, suppliers, and employees, and data related thereto; business plans and analyses; and financial data.

"**Transferred Employees**" has the meaning set forth in **Section 8.1(a)** hereof.

ARTICLE II

SALE AND PURCHASE OF ASSETS; CLOSING

2.1 <u>Purchase of Assets</u>. Metropolitan shall sell, assign, transfer, convey and deliver to ARM Acquisition, and ARM Acquisition shall purchase and acquire from Metropolitan, at the Closing all of Metropolitan's right, title and interest in and to its portion of the Business and all of Metropolitan's right, title and interest in and to all its assets, properties and rights of every kind and description, personal and mixed, tangible and intangible, used in, useful for or otherwise relating to the Business, wherever situated (excluding only Excluded Assets) as those assets exist on the Closing Date, free and clear of any Encumbrance. Staffing shall sell, assign, transfer, convey and deliver to ARMS Acquisition, and ARMS Acquisition shall purchase and acquire from Staffing at the Closing all of Staffing's right, title and interest in and to its portion of the Business and all of Staffing's right, title and interest in and to all its assets properties and rights of every kind description, personal and mixed, tangible and intangible, used in, useful for or otherwise relating to its portion of the Business, wherever situated (excluding only Excluded Assets) as those assets exist on the Closing Date free and clear of any Encumbrance. The assets purchased herein by ARM Acquisition and ARMS Acquisition shall be collectively referred to herein as the "**Purchased Assets**"). The Purchased Assets shall include, but shall not be limited to, the following assets, properties, rights and interests of the Company:

(a) all Company Intellectual Property Rights, including without limitation, those items set forth on **Schedule 2.1(a);**

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(b)   all tangible property, owned, leased or licensed by the Company, wherever located, whether or not carried on the books of the Company, including, without limitation, those items set forth on **Schedule 2.1(b)** hereto;

(c)   all right, title and interest of the Company in the written contracts, agreements or other instruments set forth on **Schedule 2.1(c)** hereto (including only those amendments thereto that are set forth on such Schedule) (the "**Assumed Contracts**"), which Assumed Contracts constitute all contracts and agreements necessary to conduct the business subsequent to the Closing as it was conducted prior to the Closing;

(d)   all customer and vendor lists, customer credit histories, information, files, correspondence, records, data, plans, contracts and recorded knowledge, and any other information reduced to writing;

(e)   all accounts, notes and other receivables of the Company;

(f)   all Permits held in connection with the business to the extent legally transferable or assignable;

(g)   all deposits and prepaid expenses relating to the Business;

(h)   all books, records, general ledgers, operating data, employee records, computer records and other data relating to the Business, including, but not limited to, all records, documents or data relating to accounting and financial information and all other sales and marketing information which relate to the Business, all rights of the Company in all URL's or domains, telephone and facsimile numbers and post office boxes used in connection with the Business, as well as all existing catalogs and other support material, advertising plans of any kind, sales literature, marketing material and related items (including, but not limited to, all art

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work and printers' plates presently in the possession of Company's advertising agencies and printers);

(i) the names "Metropolitan Research Associates" and "Metropolitan Research Staffing Associates";

(j) all right, title and interest to all causes of action, claims and rights in litigation or which could result in litigation against any party pertaining to the Business or the Purchased Assets;

(k) all other tangible and intangible assets used in, useful for or otherwise related to the Business of any kind or description, including, without limitation, goodwill, wherever located; and

(l) all restricted cash

2.2 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include (collectively, the "**Excluded Assets**"):

(a) all rights of the Company under this Agreement and the Operative Documents;

(b) all Cash and Cash Equivalents;

(c) all rights and interests under the Plans, except as specifically provided in **Section 8.1(c);**

(d) stock books and minute books; and

(e) any contract, agreement or other instrument other than the Assumed Contracts.

2.3   Assumed Liabilities. Buyer shall not assume or be responsible for, and shall in no event be liable for, any debts, liabilities or obligations of or relating to the Business or the Company, whether fixed or contingent, known or unknown, liquidated or unliquidated, suspected or unsuspected, material or immaterial, absolute or contingent, matured or unmatured, determinable or undeterminable, direct or indirect, secured or unsecured, or otherwise. As the sole exceptions to the first sentence of this **Section 2.3**, effective as of the close of business on the Closing Date, Buyer hereby assumes and agrees to pay, discharge or perform, as appropriate, the following (the "**Assumed Liabilities**"):

(a)   obligations of the Company under the Assumed Contracts (other than as set forth in **Section 2.4** below) to the extent such obligations accrue after the Closing Date, are not required to be performed on or prior to the Closing Date and are disclosed in the text of such Assumed Contracts and do not arise out of or relate to a default or breach of the applicable Assumed Contracts on or prior to the Closing Date;

(b)   all trade payables and accrued expenses relating to the operation of the Business incurred prior to the Closing Date, or incurred or accrued on or after the Closing Date in connection with or relating to activities of the Business prior to the Closing Date, but only to the extent accounted for as a current liability in the calculation of Net Working Capital; and

(c)   issued but uncleared checks or drafts as of the close of business in the Closing Date, but only to the extent accounted for as a current liability in the calculation of Net Working Capital.

2.4   Excluded Liabilities. Without limiting the generality of the first sentence of **Section 2.3**, the Company shall be solely responsible and liable for (the "**Excluded Liabilities**"):

(a)   any liability or obligation with respect to current, former or retired employees of the Company (including any liability for unpaid bonuses, severance payments, vacation time or other amounts payable to employees), directors or consultants of the Company or any ERISA Affiliate arising out of or relating to any act omission or event occurring or circumstance condition or state of facts existing prior to the Closing Date, excluding commissions payable to sales representatives that are earned and accrued for but not paid prior to the Closing Date and vacation time of current employees of the Company that is not used prior to the Closing Date but that has been accrued for on the Company's financial statements;

(b)   all liabilities and obligations for Taxes, fees and other similar items however designated, and all interest, penalties and additions to tax, including franchise and income taxes and all accrued property, sales, use and payroll taxes incurred or arising on or prior to the Closing Date, or incurred or accrued after the Closing Date in connection with or relating to activities of the Business prior to the Closing Date;

(c)   Indebtedness;

(d)   all liabilities and obligations of the Company relating to the operation of the Business on or prior to the Closing Date or to the generation of accounts receivable on or prior to the Closing Date, excluding (i) those items in **Section 2.3(b)** and (ii) the Company's obligation to provide replacement candidates consistent with past practices;

(e)   all liabilities and obligations arising out of or relating to the provision of any services by the Company on or prior to the Closing Date;

(f)   all litigation, whether currently pending or not, relating to the Business prior to the Closing Date, or arising on or after the Closing Date to the extent that such litigation relates to activities of the Business on or prior to the Closing Date;

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(g)   all liabilities and obligations under the contracts, leases, commitments, understandings or other agreements (or amendments thereto) that are not specifically assumed by Buyer under **Section 2.3(a);**

(h)   any charges, liabilities or costs incurred in connection with the termination of any employees prior to the Closing Date;

(i)   all liabilities and obligations arising out of any failure by the Company to perform any obligation required to be performed by it or out of any default by the Company (or out of any event, fact or circumstance that, with notice or lapse of time or both, would constitute a default by the Company) on or before the Closing Date under any of the Assumed Contracts (regardless of whether the assignment of any Assumed Contract contains anything to the contrary or is silent on such issue) or out of the Company's failure to comply with any law, regulation, ordinance, order, writ, judgment, injunction, decree or other requirement of any governmental body or court on or prior to the Closing Date;

(j)   all liabilities and obligations to any member or Affiliate of the Company or any owner or holder of any interest in the Company;

(k)   all liabilities and obligations of the Company or any ERISA Affiliate with respect to any Employee Benefit Plan established, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, including, without limitation, liabilities and obligations under the Plans, except as specifically provided in **Section 8.1 (c);**

(l)   all liabilities and obligations arising out of or relating to the Excluded Assets; and

(m)   all liabilities and obligations of the Company that Buyer is not specifically assuming under **Section 2.3**.

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2.5   Non-Assignable Contracts. To the extent that any Assumed Contract is not capable of being assigned or transferred without the consent or waiver of the other party thereto or any third party, or if such assignment or transfer, or attempted assignment or transfer, would constitute a breach thereof (a "**Non-Assignable Contract**"), neither this Agreement nor any Operative Documents shall constitute an assignment or transfer of any such Non-Assignable Contract, or an attempted assignment or transfer of any such Non-Assignable Contract. The Company shall have the continuing obligation after the Closing to use its best efforts to endeavor to obtain all necessary Consents to the assignment or transfer of any Non-Assignable Contracts. Upon obtaining the requisite third party Consent thereto, each Non-Assignable Contract shall be transferred and assigned to Buyer (or its designated Affiliate) hereunder. Notwithstanding anything to the contrary in this **Section 2.5**, with respect to any Non-Assignable Contract that is not assigned and transferred to Buyer (or its designated Affiliate) pursuant to the first sentence of this **Section 2.5**, after the Closing and until the requisite Consent is obtained and the foregoing is assigned and transferred to Buyer and the Company, the Company shall use its best efforts and cooperate with Buyer in endeavoring to obtain for Buyer, at the expense of the Company, an arrangement designed to provide Buyer substantially equivalent benefits of each such Non-Assignable Contract in some other manner. Except as set forth in **Article X** herein, Buyer shall not have the right to terminate this Agreement or adjust the Purchase Price (as defined herein) as a result of the failure of the Seller Parties to obtain consent for a contract having a value of less than $25,000.00 individually or $250,000.00 in the aggregate.

2.6   Consideration. Subject to **Article III**, the aggregate consideration for the Purchased Assets payable at Closing shall be an amount equal to (i) $18,564,000 minus (ii) the Estimated Indebtedness (such consideration, as further adjusted pursuant to this Agreement, the "**Purchase Price**"). The amount of the Purchase Price payable at Closing shall be further adjusted as follows: (i) it shall be increased by the amount by which Estimated Net Working Capital exceeds $3,000,000.00 and (ii) it shall be reduced by the amount that Estimated Net Working Capital is less than $3,000,000.00. The amount of the Purchase Price payable at Closing (less the Escrow Amount and the Milestone Payments) shall be paid to the Company at the Closing by wire transfer of immediately available funds to the account designated in writing by the Company at least two (2) Business Days prior to the Closing. Notwithstanding anything herein to the contrary, the Seller Parties and Buyer agree that the Company shall have Net Working Capital of no less than $3,000,000.00 on the Closing Date.

      2.7   Amount. Notwithstanding anything to the contrary contained herein, Buyer shall withhold from the cash portion of the Purchase Price otherwise payable at Closing an amount equal to $1,000,000 (the "**Escrow Amount**") plus an amount equal to $2,550,000 as further referenced in this **Section 2.7** below.

      (a)   On the Closing Date, Buyer shall cause the Escrow Amount to bedelivered to La Salle Bank, as escrow agent (the "**Escrow Agent**"), pursuant to an escrow agreement by and among Buyer, the Company and the Escrow Agent in a form reasonably acceptable to the parties thereto which will be annexed hereto as **Exhibit 2.7** prior to the Closing Date (the "**Escrow Agreement**"). The Escrow Amount shall be paid to the Escrow Agent on the Closing Date by wire transfer of immediately available funds to the account designated in writing by the Escrow Agent. The Escrow Amount will be held by the Escrow Agent as partial security for the obligations of the Seller Parties to Buyer pursuant to the terms of **Section 11.2** of this Agreement. Obligations of the Seller Parties to Buyer pursuant to the terms of **Section 11.2** of this Agreement shall be satisfied first by payment from the Escrow Amount, but shall not be limited at any time to the value of the Escrow Amount. Each Seller Party acknowledges and

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agrees that Buyer's exercise of its rights under the Escrow Agreement shall not limit Buyer's right to recover any amounts owed to it that exceed the Escrow Amount and application of the Escrow Amount shall not be in substitution of or in any way limit Buyer's exercise of its other rights and remedies hereunder, or under any other agreement or applicable law.

(b)   Within three (3) business days after Buyer receives a fully executed copy of an amendment to the agreement for drug safety services commonly referred to as SSR SOW 1 (i) extending the term thereof by no less than twelve (12) months, with such period commencing on the day after the expiration date of the prior contract and (ii) containing terms and conditions substantially similar to the underlying Services Agreement, Buyer shall deliver $1,350,000 to the Company, Such amount shall be delivered by Buyer to the Company by wire transfer of immediately available funds to an account designated in writing by the Company ("**Milestone Payment # 1**").

(c)   Within three (3) Business Days after Buyer receives a fully executed copy of an amendment to the agreement commonly referred to as SSR SOW 3 (i) renewing the term thereof for no less than twelve (12) months, with such period commencing on the day after the expiration date of the prior contract and (ii) containing terms and conditions substantially similar to the underlying Services Agreement, Buyer shall deliver $1,200,000 to the Company, Such amount shall be delivered by Buyer to the Company by wire transfer of immediately available funds to an account designated in writing by the Company ("**Milestone Payment # 2**," together with Milestone Payment # 1, the "**Milestone Payments**").

(d)   Notwithstanding the foregoing, so long as the Company continues to provide services under either or both of the Services Agreement referenced in Sections 2.7(b) and (c) above and continues to bill and collect from that client for such services provided, Buyer

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agrees to deliver an amount equal to the pro rata portion of the applicable Milestone Payment to the Company. The pro rata portion shall be calculated by dividing the amount collected for such project by the annual projected revenues of that project. Such amounts shall be delivered by wire transfer of immediately available funds to an account designated in writing by the Company within three (3) days after Buyer receives written documentation evidencing such payments. If at any time, the Buyer shall receive a fully executed copy of the contemplated amendment to either or both of the Services Agreements referenced in **Sections 2.7(b) or (c)** above, the remainder of such Milestone Payment related to such Services Agreement shall be delivered by Buyer to the Company in the manner set forth above.

2.8   The Closing. The Closing shall take place at 9:00 a.m., local time, on the Closing Date, at the offices of Blank Rome, The Chrysler Building, 405 Lexington Avenue, New York, New York, or at such other time, date or place as the parties may mutually agree, subject to the satisfaction or waiver of all of the conditions to Closing set forth in **Article IX** hereof. At the Closing, Buyer and the Company shall deliver or cause to be delivered the items set forth on **Schedule 2.8** hereto.

ARTICLE III

PURCHASE PRICE ADJUSTMENTS

3.1   Pre-Closing Estimates. No more than five (5) Business Days prior to the Closing Date, and not less than two (2) days prior to the Closing Date, the Buyer and the Company shall in good faith mutually agree to an estimate of Net Working Capital ("**Estimated Net Working Capital**") and Indebtedness ("**Estimated Indebtedness**").

3.2   Post-Closing Purchase Price Adjustments. The Purchase Price shall be subject to adjustment as set forth below, and all references in this Agreement to the Purchase Price shall be deemed to be the Purchase Price as adjusted pursuant to this **Article III**.

(a)   Net Working Capital Adjustment. If Net Working Capital, as finally determined pursuant to this **Article III**, is less than Estimated Net Working Capital, then the Purchase Price shall be reduced dollar-for-dollar by the amount of such shortfall. If Net Working Capital, as finally determined pursuant to this **Article III**, is greater than Estimated Net Working Capital, then the Purchase Price shall be increased dollar-for-dollar by the amount of such increase.

(b)   Indebtedness Adjustment. If the Indebtedness, as finally determined pursuant to this **Article III**, is greater than the Estimated Indebtedness, the Purchase Price shall be reduced dollar-for-dollar by the amount of such difference. If the Indebtedness, as finally determined pursuant to this **Article III,** is less than the Estimated Indebtedness the Purchase Price shall be increased dollar-for-dollar by the amount of such difference.

3.3   Closing Balance Sheet; Schedule of Adjustments. The determination of the adjustments, if any, required to be made to the Purchase Price pursuant to **Section 3.2** shall be made pursuant to the following provisions:

(a)   Within sixty (60) days after the Closing Date, Buyer shall prepare or cause to be prepared the combined balance sheet of the Company as of immediately prior to the Closing (the "**Closing Balance Sheet**") as well as a calculation of Net Working Capital and Indebtedness, and deliver to the Company the Closing Balance Sheet, as well as calculations of Net Working Capital, Indebtedness and the adjustments, if any, required to be made to the Purchase Price pursuant to **Section 3.2** (the "**Schedule of Adjustments**").

(b)   The Company will have a period of thirty (30) days following the delivery of the Closing Balance Sheet and the Schedule of Adjustments to notify Buyer of any disagreements with the Closing Balance Sheet or the Schedule of Adjustments. Any such notice shall be accompanied by supporting documentation containing reasonable detail. Failure to notify Buyer within such 30-day period shall be deemed acceptance of the Closing Balance Sheet and the Schedule of Adjustments. In the event the Company timely notifies Buyer of any disagreement, the parties agree that each of them will attempt in good faith to resolve such disagreement. If within thirty (30) days after delivery to Buyer of the notification by the Company of a disagreement, the parties are unable to resolve such disagreement, either the Company, on the one hand, or Buyer, on the other hand, shall have the right to submit the determination of such matters to an independent accountant of national standing reasonably acceptable to the Company and Buyer (the "**Independent Auditor**"), whose decision shall be binding on the parties. The cost of the Independent Auditor shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Auditor.

(c)   If it is determined pursuant to this **Section 3.3** that the Purchase Price paid at the Closing is less than the Purchase Price as adjusted pursuant to **Section 3.2**, Buyer shall remit such difference to the Company.

(d)   If it is determined pursuant to this **Section 3.3** that the Purchase Price paid at the Closing is greater than the Purchase Price as adjusted pursuant to **Section 3.2**, the Seller Parties shall remit such difference to Buyer.

(e)   Any cash payment to be made as a result of adjustments made in accordance with **Section 3.2**, shall be paid within five (5) Business Days of the final determination of such adjustments by wire transfer of immediately available funds. Any such payment shall be made to such account or accounts as may be designated by the party entitled to such payment at least two (2) Business Days prior to the date that such payment is to be made.

3.4   Earnout.The Purchase Price shall be increased by an amount equal to 1.5 times the Company's combined Adjusted EBITDA for the year ending December 31, 2007; provided, however, that in no event shall the payment to be made pursuant to this **Section 3.4** exceed $6,436,000 and provided, further, that no payment will be due pursuant to this **Section 3.4** unless the Average EBITDA was at least $3,512,000.

3.5   Calculation of Earnout.The determination of the additional consideration, if any, to be paid pursuant to **Section 3.4** shall be made pursuant to the terms and conditions set forth on **Exhibit 3.5** attached hereto and pursuant to the following provisions:

(a)   No later than March 31, 2008 Buyer shall prepare or cause to be prepared a calculation of Adjusted EBITDA for the year ending December 31, 2007 as well as a calculation of Average EBITDA (collectively, the "**EBITDA Calculations**").

(b)   The Company will have a period of thirty days (30) following the delivery of the Adjusted EBITDA Calculations to notify Buyer of any disagreements with the EBITDA Calculations. Any such notice shall be accompanied by supporting documentation containing reasonable detail. Failure to notify Buyer within such 30-day period shall be deemed acceptance of the Adjusted EBITDA Calculations. In the event the Company timely notifies Buyer of any disagreement, the parties agree that each of them will attempt in good faith to resolve such disagreement. If within thirty (30) days after delivery to Buyer of the notification by the Company of a disagreement, the parties are unable to resolve such disagreement, either the Company, on the one hand, or Buyer, on the other hand, shall have the right to submit the determination of such matters to the Independent Auditor whose decision shall be binding on the parties. The cost of the Independent Auditor shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Auditor.

(c)   Any cash payment to be made pursuant to **Section 3.4** shall be paid within three (3) Business Days of the final determination of such amount by wire transfer of immediately available funds. Any such payment shall be made to such account or accounts as may be designated by the Company at least three (3) Business Days prior to the date that such payment is to be made.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties jointly and severally represent Buyer as follows:

4.1   Organization and Qualification. Each of the Metropolitan and Staffing is a limited liability company duly organized, validly existing and in good standing in the jurisdictions set forth on **Schedule 4.1** of the Disclosure Schedule, with full power and authority to own, lease and operate its assets and Properties and carry on its business as presently owned or conducted. Each of Metropolitan and Staffing is licensed or qualified to transact business and is in good standing as a foreign limited liability company in each jurisdiction in which, because of its business conducted there or the nature of its assets or Properties there, it would be required to be so licensed or qualified, except where the failure to be so qualified or in good standing in the aggregate would be reasonably likely to have a Material Adverse Effect. Each such jurisdiction is set forth on **Schedule 4.1** of the Disclosure Schedule. The name of each member of the management committee and each officer of Metropolitan and Staffing, and the position held by each such individual, is set forth on **Schedule 4.1** hereto. The operating agreement of each of Metropolitan and Staffing, including all amendments thereto, are set forth on **Exhibit 4.1** hereto.

4.2   Authority; No Breach.

(a)   Each Seller Party has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Operative Documents to which it is a party have been duly authorized by all necessary action on the part of such Seller Party. This Agreement has been duly executed and delivered by each Seller Party and the Operative Documents to which it is a party shall be, when executed and delivered by it, duly executed and delivered. This Agreement constitutes, and the Operative Agreements to which each Seller Party is a party shall constitute, when executed and delivered by it, such Seller Party's legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)   Except as set forth on **Schedule 4.2(b)** of the Disclosure Schedule, neither the execution and delivery of this Agreement or any Operative Document by any Seller Party nor the consummation of any of the transactions contemplated herein or therein, nor the full performance by such Seller Party of its obligations hereunder or thereunder do or will: (i) violate any provision of the Operating Agreement or other constituent document of such Seller Party; (ii) conflict with, result in a breach or violation of, or constitute a default under (or an event which, with or without notice, lapse of time or both, would constitute a default) or result in the invalidity of, or accelerate the performance required by or cause or give rise to any right of acceleration or termination of any right or obligation pursuant to any agreement or commitment to which any Seller Party is a party or by which any Seller Party (or any of its respective assets or Properties) is subject or bound; (iii) result in the creation of, or give any third party the right to create, any Encumbrance upon any assets or Properties of the Company; (iv) conflict with, violate, result in a breach of or constitute a default under any writ, injunction, statute, law, ordinance, rule, regulation, judgment, award, Permit, decree, order, or process of any Governmental Entity to which the Company or any of its assets or Properties is subject; (v) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract or agreement to which the Company is a party or by which the Company (or any of its assets or Properties) is subject or bound; (vi) require the Company to obtain any Consent; or (vii) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under any contract or agreement to which the Company is a party or by which any of its assets or Properties is subject or bound.

4.3   Securities and Ownership; Subsidiaries. (a)   The authorized and outstanding membership interests in the Company and the owners of all such interests (of record and beneficially) are set forth on **Schedule 4.3 (a)** of the Disclosure Schedule. Except as set forth on **Schedule 4.3(a),** no preferred stock, bonds, debentures, notes, debt instruments, evidences of Indebtedness, convertible securities, warrants, options, or other rights to acquire securities of any kind, of the Company are authorized, issued or outstanding.

(b)   The Company does not have any Subsidiaries and does not own any interest in any other Person.

4.4   Financial Statements. The Company has heretofore delivered to Buyer true and correct copies of the Financial Statements. The Financial Statements have been prepared from the books and records of the Company, and present fairly (i) the financial position of the Company at the dates thereof and (ii) the results of operations, members' equity and cash flows of the Company for the periods then ended, in each case in accordance with GAAP. The books and records of the Company are accurate and complete in all material respects and have been maintained in a form and substance adequate for preparing financial statements in accordance with GAAP consistently applied which are capable of being audited. Except as set forth on **Schedule 4.4**, all reserves established by the Company are set forth in the Financial Statements and are adequate and there are no loss contingencies that are required to be accrued by Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board which are not provided for in the balance sheets contained in the Financial Statements.

4.5   Interests of Related Persons. Except as set forth on **Schedule 4.5** of the Disclosure Schedule, no Related Person:

(i)   owns any interest in any Person (other than the beneficial ownership for investment purposes of 2% or less of any class of equity securities of any Person which is registered under Section 12 of the Exchange Act) which is a competitor, supplier or customer of the Company or serves as an officer, director, employee or consultant for any such Person;

(ii)   owns, in whole or in part, any Property, asset or right of material significance, used in connection with the business of the Company;

(iii)   has an interest in any contract or agreement pertaining to the business of the Company; or

(iv)   has any contractual arrangements with the Company.

4.6   Absence of Undisclosed Liabilities. Except as set forth on **Schedule 4.6(a)** of the Disclosure Schedule as of the Balance Sheet Date, the Company does not have any liabilities, losses or obligations of any nature (whether absolute, known or unknown, accrued, fixed, contingent, liquidated, unliquidated, due or to become due, or otherwise), except for (i) liabilities included or reflected in the Financial Statements and adequately reserved against therein in accordance with GAAP, or (ii) liabilities or performance obligations arising subsequent to the Balance Sheet Date in the ordinary course of business (and not as a result of a breach or default by the Company. The Seller Parties do not know of any basis for the assertion against the Company of any liabilities, loss or obligation of any nature, except for the liability set forth in clause (i) and clause (ii) of the preceding sentence.

4.7   Absence of Certain Changes or Events. Except as set forth on **Schedule 4.7** of the Disclosure Schedule, since the Balance Sheet Date the Business has been conducted only in the ordinary and usual course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on **Schedule 4.7** of the Disclosure Schedule, since the Balance Sheet Date the Company has not:

(a)   suffered any Material Adverse Effect, and no material fact or condition exists or, to the knowledge of the Seller Parties, is contemplated or threatened that might reasonably be expected to cause a Material Adverse Effect in the future;

(b)   suffered any material damage, destruction or casualty loss (whether or not covered by insurance) or condemnation taking or other proceeding;

(c)   entered into any employment or consulting contract or commitment (whether oral or written) or compensation arrangement or Employee Benefit Plan, or changed or committed to change (including any change pursuant to any bonus, pension, profit-sharing or other plan, commitment, policy or arrangement) the compensation payable or to become payable to any of its officers, directors, Employees, agents or consultants, or made any pension, retirement, profit-sharing, bonus or other employee welfare or benefit payment or contribution other than payments or contributions required by the governing documents of the foregoing, except in the ordinary course of business consistent with past practices;

(d)   made or proposed any change in its accounting or tax methods, principles or practices, except for such changes which are both required by GAAP or by law and are set forth on **Schedule 4.7(d)** of the Disclosure Schedule;

(e)   Directly or Indirectly redeemed, purchased or otherwise acquired any of its membership interests or authorized any stock split, reclassification or recapitalization or otherwise changed the terms or provisions of any of its membership interests;

(f)   incurred any material Indebtedness or other material liability (whether known or unknown, absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise, and whether due or to become due), except for liabilities reflected in the Financial Statements or incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice;

(g)   paid, discharged or satisfied any material claim, liability or obligation other than the payment, discharge or satisfaction of liabilities and obligations incurred in the ordinary course of business and consistent with past practice;

(h)   (A) prepaid any obligation having a fixed maturity of more than ninety (90) days from the date such obligation was issued or incurred, or (B) not paid when due, any account payable, or sought the extension of the payment date of any account payable;

(i)   permitted or allowed any of its Property or assets to be subjected to any Encumbrance, except for liens for current Taxes not yet due;

(j)   written off as uncollectible any notes or accounts receivable;

(k)   canceled any debts or waived any claims or rights other than in the ordinary course of business consistent with past practice;

(l)   sold, transferred, or otherwise disposed of any of its Properties or assets, except in the ordinary course of business and consistent with past practice;

(m)   disposed of, abandoned or permitted to lapse any rights to the use of any Company Intellectual Property Rights, or disposed of or disclosed, or permitted to be disclosed (except as necessary in the conduct of its business), to any Person other than representatives of Buyer, any Trade Secret;

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(n)   made any capital expenditures or commitments in excess of $25,000 in the aggregate for repairs or additions to property, plant, equipment or tangible capital assets other than in the ordinary course of business consistent with past practices; or

(o)   terminated or amended or suffered the termination or amendment of any contract or agreement pursuant to which the Company would receive from any Person or pay to any Person more than $25,000 in any calendar year;

(p)   agreed, whether in writing or otherwise, to take any action described in this **Section 4.7**.

4.8   <u>Taxes</u>.

(a)   The Company has duly, timely and properly filed when due, all federal, state, local, foreign and other Tax Returns required to be filed by it with respect to its sales, income, business or operations (including, without limitation, any consolidated or combined Tax Returns in which it is included) and such Tax Returns are true, correct and complete and disclose all Taxes required to be paid by the Company. The Company has duly paid all Taxes due from the Company (whether or not as shown on a Tax Return). True, complete and correct copies of all of such Tax Returns for the past five (5) fiscal years have been previously provided to Buyer. The Company does not file and is not required to file any Tax Returns in any jurisdiction other than those set forth on **Schedule 4.8(a)** of the Disclosure Schedule, and no jurisdiction in which the Company does not file Tax Returns has claimed that the Company is liable to file Tax Returns in that jurisdiction.

(b)   All amounts required to be withheld by the Company from customers or from or on behalf of Employees and others for income, social security, unemployment insurance and other Taxes have been collected or withheld and either paid to the appropriate governmental agency or set aside and, to the extent required by law, held in accounts for such purpose.

(c)   Except as set forth on **Schedule 4.8(c)** of the Disclosure Schedule, to the knowledge of the Company, (i) there currently are no (nor have there been within the last five years any) pending or threatened actions or proceedings (including, without limitation, audit proceedings) by any applicable taxing authority for the assessment, collection, adjustment or deficiency of Taxes against the Company, and (ii) no Seller Party has received any notice of deficiency or assessment from any federal, state, local or foreign taxing authority with respect to liabilities for Taxes of the Company and, to the knowledge of the Company, there are no existing or prior facts, circumstances or conditions that could reasonably be expected to form the basis for such an action or proceeding or such a notice of deficiency or assessment. No power of attorney has been executed by, or on behalf of, the Company with respect to any matter relating to Taxes which is currently in force. Except as set forth in **Schedule 4.8(c)** of the Disclosure Schedule, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any assessment or audit of any Tax or Tax Return of the Company for any period. The Tax Returns of the Company have been examined by the applicable taxing authority for the respective periods set forth on **Schedule 4.8(c)** of the Disclosure Schedule, and all deficiencies asserted as a result of such examinations (or as a result of any examination of the returns for earlier fiscal years) have been paid or finally settled.

(d)   Except as set forth on **Schedule 4.8 (d),** no Seller Party has at any time prior to the Closing Date taken any action that would have the effect of deferring any Tax liability of the Company with respect to the sales, income, business or operations of the

Company. Except as set forth on **Schedule 4.8(d),** there are no deferred Taxes owed by the Company as of the Closing Date.

(e)   The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

(f)   The Company has not (i) been a party to any consolidated or combined Tax Return of any group of which the Company has not been the parent corporation, or (ii) any liability or obligation to make any payment to any taxing authority or to its Affiliates on account of Taxes for any period ending on or prior to the Closing Date imposed under Section 1.1502-6 of the Income Tax Regulations or any similar provision of state or local laws or the provision of any Tax sharing agreements. The Company is not a party to any Tax sharing agreements.

(g)   The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no Encumbrances for Taxes upon the assets of the Company except for statutory liens for current Taxes not yet due.

(h)   The Company is not a "foreign person" as that term is used in the Treasury Regulation Section 1.1445-2.

(i)   The Company is not and has not been a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

4.9   Assets.

(a)   The Company has good, marketable and freely transferable title to all the Purchased Assets, including, without limitation, the property and assets (tangible and intangible) reflected in the Financial Statements at the Balance Sheet Date, free and clear of all Encumbrances except for (i) liens for current Taxes not yet due and payable; and (ii) Encumbrances set forth on **Schedule 4.9(a)** of the Disclosure Schedule. At the Closing, Buyer shall acquire good, marketable and freely transferable title to the Purchased Assets, free and clear of any Encumbrance.

(b)   Neither the Company or any of its predecessors owns or has owned any Real Property.

(c)   **Schedule 4.9(c)** of the Disclosure Schedule contains a complete and correct list of all Real Property leased by the Company. The Company enjoys peaceful possession of all such property. The Company has previously delivered to Buyer true, complete and correct copies of all lease documents relating to such property. All lease documents are unmodified and valid, binding and enforceable in accordance with their terms and are in full force and effect. All work required to be done by the Company pursuant to any lease documents as a tenant on such Real Property has been duly performed. To the Sellers' knowledge, no event has occurred which constitutes or, with the passing of time or giving of notice, or both, would constitute, a default under any such lease document.

(d)   To the knowledge of the Seller Parties, no Real Property leased by the Company is subject to any rights of way, building use restrictions, easements, reservations or limitations which would restrict Buyer from conducting the Business after the Closing. To the knowledge of the Seller Parties, neither the whole nor any portion of the Real Property,

37

leaseholds or any other assets of the Company is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed.

(e)   All physical Properties and assets of the Company (whether leased or owned) are structurally sound with no defects and in good operating condition and repair (ordinary wear and tear excepted). The Purchased Assets are adequate for the uses to which they are being put and constitute all those necessary to operate the Business of the Company as it is currently conducted and in accordance with recent historical practice and are located on the Property of the Company. In addition, to the knowledge of the Seller Parties, all management information systems are producing timely and accurate reports, invoices and payments.

(f)   To the knowledge of the Seller Parties, all Real Property leased by the Company and each building, structure, facility or equipment located thereon, is in material compliance with any applicable deed restrictions or covenants and all building, zoning, subdivision, health, safety or other laws, including the Americans with Disabilities Act and the Occupational Safety and Health Act, and the Company has not received notification of any alleged violation. To the knowledge of the Seller Parties, there are no existing or prior facts or circumstances that could form the basis of any such notification. For purposes of this **Section 4.9(f),** "knowledge" shall not be construed to have imposed upon any of the Seller Parties any duty to investigate the matters to which such knowledge, or the absence thereof, pertains.

4.10   Intellectual Property.

(a)   Except as disclosed on **Schedule 4.10(a)** of the Disclosure Schedule, the Company is the exclusive owner of all right, title and interest in and to each of the following that are being used in the Business of the Company as currently conducted, and/or have been or are being developed or acquired for potential use in the Business of the Company and/or that are promoted, sold, licensed or otherwise distributed by the Company to any third parties:

(i)   all computer programs and databases and their associated system and user documentation (collectively, the "**Company Software Products**") set forth in **Schedule 4.10(a)(i)** of the Disclosure Schedule;

(ii)   all copyrights and copyright registrations set forth on **Schedule 4.10(a)(ii)** of the Disclosure Schedule;

(iii)   all patents and applications set forth on **Schedule 4.10(a)(iii)** of the Disclosure Schedule;

(iv)   All trademarks, service marks and trade names (collectively the "**Marks**"), and the registrations of, and/or applications to register, any one or more of Marks in federal, state or foreign jurisdictions set forth on **Schedule 4.10(a)(iv)** of the Disclosure Schedule; and

(v)   all Trade Secrets and other proprietary rights.

The items referred to in subparagraphs (i) through (v) of this **Section 4.10(a),** subject to the exclusions to ownership expressly set forth therein, are herein referred to collectively as the "**Company Intellectual Property Rights**." The Company Intellectual Property Rights constitute all such rights necessary to operate the Business of the Company as it is currently conducted.

(b)   Except as set forth on **Schedule 4.10(b)** of the Disclosure Schedule , the Seller Parties are not a party to any license or similar agreement between either of the Seller

Parties and any third party, under which the Company is granted rights to the use, reproduction, distribution, manufacture, sale or licensing of items embodying the patent, copyright, Trade Secret, trademark or other proprietary rights of such third parties (collectively, the "**Company License Rights**"). The Company is not, nor will the Company be as a result of the execution and delivery of this Agreement or any Operative Document or the consummation of the transactions contemplated thereby, in violation of, nor will it lose any rights pursuant to, any license and similar agreements described on **Schedule 4.10(b)** of the Disclosure Schedule. Except as set forth on **Schedule 4.10(b)** of the Disclosure Schedule, no Person is entitled to any royalty, fee and/or other payment or other consideration of whatever nature with respect to the Company License Rights or Company Intellectual Property Rights. The Company License Rights and the Company Intellectual Property Rights are sometimes collectively referred to as the "**Company Rights**".

(c)   **Schedule 4.10(c)** of the Disclosure Schedule sets forth a list of all agreements under which the Company, or any of its Affiliates has granted any rights of whatever nature to third parties of, to or under the Company Rights. All such rights granted have been and are non-exclusive. True, correct and complete copies of all such agreements have been delivered to Buyer.

(d)   Except as set forth on **Schedule 4.10(d),** no claims with respect to the Company Rights have been asserted or, to the knowledge of the Seller Parties are threatened by any Person, nor does the Company know of any valid grounds for any bona fide claims against the use by the Company of any Company Rights. To the knowledge of the Seller Parties, there has not been, and there is not, any infringement, misappropriation or any other unauthorized use of any of the Company Rights by any third party, Employee, consultant or former Employee or consultant of the Company.

(e)   The following are all valid, enforceable and subsisting: (i) all granted and issued patents listed on **Schedule 4.10(a)(iii)** of the Disclosure Schedule; (ii) all Marks, and all registrations of, and/or applications to register, such Marks as described in subparagraph (iv) of **Section 4.10(a);** (iii) all copyrights and copyright registrations as described in subparagraph (ii) of **Section 4.10(a);** and (iv) to the knowledge of the Seller Parties, all Trade Secrets and other proprietary rights as described in subparagraph (v) of **Section 4.10(a).**

(f)   The Company has not, by reason of its use, license, sale or other distribution of the Company's Rights or otherwise, nor to the knowledge of the Seller Parties has the Company been alleged to have, infringed upon, violated, misappropriated or misused any intellectual property right or other proprietary right (including, without limitation, any patent right, copyright, trade name or Trade Secret) of any third party.

(g)   No Company Rights are subject to any order restricting in any manner the use or licensing thereof by the Company. Neither the Company, nor any of its Affiliates has entered into any agreement to indemnify and/or hold harmless any other Person from or against any cause of action, charge or other claim of infringement of any third party intellectual property rights. Neither the Company, nor any of its Affiliates has entered into any agreement granting any third party the right to bring infringement actions, or otherwise to enforce rights with respect to any Company Intellectual Property Rights or, except as disclosed on **Schedule 4.10(b),** with respect to any Company License Rights. The Company has the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Company Intellectual Property Rights.

(h)   Whenever used in this Agreement: (i) "**Company Computer Systems**" means all the computer systems of the Company including, without limitation, all mainframes, PC's and other work stations, peripherals and other components, and the Company Software Products; (ii) "**Licensed Software Products**" means any software products licensed by third parties to the Company, including, without limitation, the software products disclosed on **Schedule 4.10(a)(i)** or **Schedule 4.10(b);** and (iii) "**Licensed Computer Systems**" means all mainframes, PC's and other work stations, peripherals and other components, and the Licensed Software Products.

(i)   To the knowledge of the Seller Parties, except as disclosed in **Schedule 4.10(i)** of the Disclosure Schedule, each of the Licensed Software Products and the Company Software Products: conforms substantially to the functional and operational specifications set forth in the respective user manuals and other documentation for each such software product. To the knowledge of the Company, no such technical documentation, software tools are necessary for the continued effective use, further development, and maintenance of the latest version of each such software product used to conduct the Business.

4.11   Accounts Receivable. Except as set forth on **Schedule 4.11** of the Disclosure Schedule, all of the accounts, notes and other receivables of the Company represent sales actually made in the ordinary course of business consistent with past practice for goods or services delivered or rendered in bona fide arm's-length transactions, constitute only valid, undisputed claims, have not been extended or rolled over in order to make them current and will be collected at their recorded amounts net of reserves for non-collectibility reflected on the Financial Statements in accordance with GAAP. Except as set forth on **Schedule 4.11**, no such account, note or other receivable has been assigned or pledged to any Person or, to the knowledge of the Seller Parties, is subject to counterclaims or setoffs or any other defenses. Schedule 4.11(a) lists the estimated contract revenues of the Company for 2006.

4.12 <u>Contracts and Commitments</u>. Except as set forth on **Schedule 4.12** of the Disclosure Schedule:

(a) The Company does not have any agreements, contracts, or commitments, written or oral, which either individually or in conjunction with other agreements, contracts or commitments with the same party, and in connection with the same matter, relate to commitments in excess of $25,000 per annum or are otherwise material to its business, operations or prospects;

(b) To the knowledge of the Seller Parties, no contract or bid is anticipated to result in any loss to the Company upon completion or performance thereof, and no contract or bid is at prices materially above or below the usual prices of the Company for the same or similar products or services;

(c) The Company does not have any outstanding contracts, agreements or arrangements (i) providing for the payment of any salary, bonus or commission based on sales or earnings or (ii) with any Related Person;

(d) The Company does not have any (i) employee non-competition agreements, or (ii) agreements or policies that contain any severance or termination pay liabilities or obligations;

(e) The Company does not have any collective bargaining or union contracts or agreements;

(f)   The Company is not restricted by any agreement or other commitment from carrying on its business as currently conducted anywhere in the world;

(g)   The Company does not have any obligations for Indebtedness;

(h)   The Company does not have any outstanding loans to any Person (other than travel and entertainment advances to Employees in the ordinary course of business);

(i)   The Company does not have any powers of attorney outstanding or any obligations or liabilities as guarantor, surety, co-signor, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other Person;

(j)   The Company is not a party to any partnership or joint venture agreement whether or not a separate legal entity is created thereby;

(k)   The Company is not a party to any agreement (i) relating to the lease or similar arrangement of any machinery, equipment, motor vehicles, furniture, fixture or similar property, (ii) to which any federal, state or local Governmental Entity or authority is a party, (iii) pursuant to which the Company is or may be obligated to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of businesses, assets or stock of other Persons, (iv) relating to the sale or other disposition of any of its assets or Property or other rights other than with respect to obsolete equipment, or (v) that would obligate the Company to repair, replace, accept the return of or make any refund in respect of any product or service sold or performed by the Company;

(l)   The Company is not in breach or default, and there is no basis for any valid claim or breach or default, under any contract, license agreement, commitment or restriction (whether written or oral) to which the Company is a party or by which the Company or any of its assets are bound and, there exists no event or condition which (whether with or without notice, lapse of time, or both) would constitute a default thereunder, give rise to a right to accelerate, modify or terminate any provision thereof or give rise to any Encumbrance on its Property or assets or a right to any additional or guaranteed payments; and to the knowledge of the Seller Parties, no other party to any such contract, agreement or commitment is in breach or default thereof;

(m)   Each contract and agreement referred to on **Schedule 4.12** is valid and in full force and effect and constitutes a legal, valid and binding obligation of the Company and, to the knowledge of the Seller Parties, the other parties thereto, enforceable in accordance with its terms, and will not cease to be valid and in full force and effect after the Closing Date; accurate and complete copies thereof, together with all amendments thereto, have been heretofore delivered to Buyer.

4.13   Customers. Except as set forth on **Schedule 4.13** of the Disclosure Schedule:

(a)   There has not been any material adverse change and, to the knowledge of the Seller Parties, there are no facts which may reasonably be expected to indicate that any material adverse change may occur in the business relationship of the Company with any material customer.

(b)   The Company is not engaged in any disputes with any customers which relates to either a contract with a commitment of $25,000.00 per annum or to a material part of the business with such customer, and the Company has no reason to believe that any material customer intends to discontinue or adversely modify its relationship with the Company after the Closing Date. In addition, the Seller Parties do not have any knowledge that any material customer or group of material customers of the Company is materially dissatisfied with its services. During the two-year period prior to the date hereof the Company has not granted any rebate to any material customer other than volume discounts granted in the ordinary course of business consistent with past practice.

4.14   Insurance. **Schedule 4.14** of the Disclosure Schedule contains a true and complete list of all insurance policies (including, but not limited to, liability, property and casualty, workers compensation, directors and officers liability, surety bonds, key man or corporate owned life insurance, vehicular and other insurance policies and contracts) covering the Company or otherwise held by or on behalf of it, or any aspect of its assets or business, indicating the type of coverage, name of insured, the insurer, the amount of coverage, the deductibles, the premium, the expiration date, and other material terms thereof and the aggregate amounts paid thereunder. To the knowledge of the Seller Parties, there are no pending claims under any of the foregoing. The Seller Parties do not know of any reason why any of such insurance policies will be terminated, suspended, modified or amended, or not renewed on substantially identical terms (including, without limitation, premium costs), or will require alteration of any equipment or any improvements to Real Property occupied by or leased to or by the Company, or the purchase of additional equipment, or the modification of any of the methods of doing business. **Schedule 4.14** of the Disclosure Schedule also identifies the workers' compensation and unemployment insurance ratings of the Company with respect to Employees. To the knowledge of the Seller Parties, no party to any such insurance policy is in material default with respect thereto, nor does any condition exist that with notice or lapse of time or both would constitute such a default by any party thereunder within the past thirty-six (36) months.. The Company has not failed to give any notice or present any claim under any such insurance policy in due or timely fashion or as required thereby in a manner which may jeopardize full recovery thereunder within the past thirty-six (36) months. All such insurance policies provide coverage in amounts and upon terms that are reasonable and adequate for Persons having similar businesses, operations and Properties. Complete and accurate copies of all such policies and related documentation have previously been delivered to Buyer.

4.15   Litigation, etc. Except as set forth on **Schedule 4.15** of the Disclosure Schedule, there has not been in the thirty-six (36) months prior to the date hereof, nor is there currently, any claim, action, suit, inquiry, proceeding or investigation of any kind or nature whatsoever, by or before any court or Governmental Entity or other regulatory or administrative agency or commission or tribunal pending or, to the knowledge of the Seller Parties, threatened against or involving or potentially involving the Company or its business, assets, Properties, officers or directors, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the Seller Parties pursuant to this Agreement or in connection with the transactions contemplated hereby which individually or in the aggregate would have a Material Adverse Effect; and, to the knowledge of the Seller Parties, there is no valid basis for any such claim, action, suit, inquiry, proceeding or investigation. The Company is not subject to any judgment, order, decree or legal requirement which involves more than $25,000 in the aggregate. The Company has delivered to Buyer accurate and complete copies of all documentation relating to any of the foregoing.

4.16   Compliance with Law; Necessary Authorizations; Securities Matters.

(a)   Except as set forth on **Schedule 4.16(a)** of the Disclosure Schedule, the Company is duly complying and, to the knowledge of the Seller Parties, has duly complied, in all material respects, in respect of its business, operations and Properties, with all applicable laws, rules, regulations, orders, ordinances, Permits, authorizations, judgments and decrees of all Governmental Entities, except where such noncompliance would not, individually or in the aggregate, result in a Material Adverse Effect. Except as set forth on **Schedule 4.16(a)** of the Disclosure Schedule, the Seller Parties have no knowledge of any present or past failure to so comply or of any past or present events, activities or practices of the Company which may be construed to indicate interference with or prevention of continued compliance, in any material respect, with any laws, rules or regulations or which may give rise to any common law or statutory liability, or otherwise form the basis of any material claim, action, suit, proceeding, hearing or investigation, except where such noncompliance would not result in a Material Adverse Effect. Except as disclosed on **Schedule 4.16 (a)** of the Disclosure Schedule, to the knowledge of the Seller Parties, neither the Company, nor any of its respective officers or employees is the subject of any investigation relating to the business of the Company.

(b)   The Company has duly obtained all Permits, concessions, grants, franchises, licenses and other governmental authorizations, Consents, and approvals necessary for the conduct of its business, except where the failure to have the same would not, individually or in the aggregate, result in a Material Adverse Effect; each of the foregoing is set forth on **Schedule 4.16(b)** of the Disclosure Schedule and is in full force and effect and is, except as set forth on **Schedule 4.16(b),** freely assignable to Buyer; the Company is in compliance with all material terms of all the foregoing; to the knowledge of the Seller Parties, there are no proceedings pending or threatened which may result in the revocation, cancellation, suspension or modification thereof, and the Seller Parties do not have any knowledge of any basis therefor; and the consummation of the transactions contemplated hereby will not, to the Seller Parties' knowledge, result in any such revocation, cancellation, suspension or modification nor require the Company or Buyer to make any filing or take any action in order to maintain the validity of, or to vest in Buyer all rights appurtenant to, any item listed on **Schedule 4.16(b)** of the Disclosure Schedule.

4.17   Environmental Matters.

All of the operations of the Company comply and have at all times complied, in all material respects, with all applicable Environmental Laws, and , except as set forth on **Schedule 4.17(a)** of the Disclosure Schedule, the Company is in compliance with all applicable Environmental Laws, is not subject to any Environmental Liabilities and Hazardous Substances have not been used by the Company or any other person during or, to the Company's knowledge prior to the Company's occupancy there of in any manner at any of the Property owned, leased, used or occupied by the Company during the Company's occupancy thereof that: (i) constitutes a violation of laws governing the use, storage, treatment, disposal of any element, compound, mixture, solution or substance, defined as a hazardous substance in the Comprehensive Environmental Response, Compensation and Liability Act ("**CERCLA**"), 42 U.S.C. § 9601 et seq. , or other applicable law, including any applicable laws governing Hazardous Substances; (ii) requires "removal" or "remediation" as those terms are defined in CERCLA; or (iii) if found on any of the Company's Property would subject the owner or occupant of such Property to damages, penalties, liability, natural resource damages or an obligation to perform any work, clean-up, removal, remediation, repair, construction, alternation, demolition, renovation or installation in or in connection with such facility in order to comply with any law or judgment concerning the environmental state, condition or quality of such Property applicable to the owners, operators or developers of real property.

4.18   Labor Matters. (a)   Except to the extent set forth on **Schedule 4.18(a)** of the Disclosure Schedule:

(i)   the Company has not, during the three (3) years prior to the date hereof, experienced, either directly or through any employee leasing arrangement, any work stoppage or other labor dispute, including, without limitation, the filing of an unfair labor practice complaint against it, nor is any Seller Party aware of any fact or circumstance that could result in any of the foregoing;

(ii)   there are no charges or complaints of discrimination pending or, to the knowledge of the Seller Parties, threatened, before the Equal Employment Opportunity Commission or any state or local agency with respect to the Company, or any representative of the Company either directly or through any employee leasing arrangement, nor is any Seller Party aware of any basis for any such charge or complaint;

(iii)   there are no worker's compensations claims pending against the Company, either directly or through any employee leasing arrangement, and the Seller Parties are not aware of any basis for any such claim;

(iv)   during the three (3) years preceding the date hereof, no unions or other collective bargaining units have been certified or recognized by the Company as representing any of its Employees and there are no existing union organizing efforts or representation questions with respect to any of the Employees.

(b)   The Company has not received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any Employees, and, to the knowledge of the Seller Parties, no such investigation is in progress. No complaints, lawsuits or other proceedings are pending, or, to the knowledge of the Company, threatened in any forum by or on behalf of any present or former Employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract for employment, any law governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with any employment relationship.

4.19   Employee Benefit Plans.

(a)   Except as set forth on **Schedule 4.19(a)** of the Disclosure Schedule, there are no Plans. With respect to each Plan, as applicable, accurate and complete (i) copies of each Plan listed on **Schedule 8.1(c)** (including all amendments thereto) and each summary plan description related to such Plan, (ii) copies of the most recent annual report for each Plan listed on **Schedule 8.1(c)** and (vii) copies of the most recent determination letter from the IRS for each Plan intended to qualify under Code Section 401(a) have been heretofore delivered to Buyer.

(b)   None of the Company, its ERISA Affiliates or any of their respective predecessors has ever contributed to any "multiemployer plan" (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414 (f) of the Code.

(c)   With respect to each of the Plans set forth on **Schedule 4.19(a):**

(i)   each Plan intended to qualify under Section 401(a) of the Code has, (A) to the knowledge of the Company, been qualified since its inception, (B) has received a favorable opinion or advisory letter from the IRS upon which the Company may rely as to its qualified status pursuant to IRS Announcement 2001-77 and its progeny, (C) to the knowledge of the Company, any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code and (D) to the knowledge of the company, nothing has occurred or is expected to occur through the date of the Closing (including, without limitation, the transactions contemplated by this Agreement) that caused or could cause the loss of such qualification or exemption or the imposition of any material penalty or tax liability;;

(ii)   all material payments required by any Plan, any agreement, or by law (including, without limitation, all contributions, insurance premiums, or intercompany charges) with respect to all periods through the date of the Closing shall have been made prior to the Closing;

(iii)   no claim, lawsuit, arbitration or other action has been threatened in writing, asserted, instituted, or, to the knowledge of the Company, is anticipated against the Plans or any of the assets of any trust of the Plans (other than non-material routine claims for benefits, and appeals of such claims), the Company or any ERISA Affiliate, or, to the knowledge of the Company, any trustee any fiduciary of any Plan, any director, officer, or employee of the Company or any ERISA Affiliate;

(iv)   each Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable law, including, without limitation, ERISA and the Code; no Plan is and the Company has not received any notice of any audit or investigation by the IRS, Department of Labor, or any other governmental authority and no such completed audit, if any, has resulted in the imposition of any material tax or penalty; and .

(vi)   with respect to each Plan that is funded mostly or partially through an insurance policy, neither the Company nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liablity arising wholly or partially out of events occurring on or before the date of this Agreement.

(d)   The Company has no liability under, and is not subject to any lien relating to, any Plan or any liability under Title IV of ERISA or Section 412 of the Code that would (i) affect in any manner whatsoever Buyer's right, title and interest in , or Buyer's right to use or enjoy (free and clear of any lien) any of the Purchased Assets or (ii) result in the assumption by or imposition on Buyer or any of its Affiliates of any liability.

4.20   Business Generally. To the knowledge of the Seller Parties since the Balance Sheet Date, no events or transactions have occurred which could be expected to have a Material Adverse Effect or which would or could be expected to prevent or impair the Company, after the Closing Date, from carrying on its business in the same manner as it is presently being conducted.

4.21   Questionable Payments. Neither the Company nor any director, officer, agent, Employee, member or any other Person acting on behalf of the Company, has, Directly or Indirectly, used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses; made any unlawful payment to government officials or employees or to political parties or campaigns; established or maintained any unlawful fund of corporate monies or other assets; made or received any bribe, or any unlawful rebate, payoff, influence payment, kickback or other payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, kickback, or other payment of a similar or comparable nature, to any governmental or non-governmental Person, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business or for special concessions secured.

4.22   Finders. Except as set forth on **Schedule 4.22**, neither the Company nor any of its members or officers, has taken any action that, Directly or Indirectly, would obligate Buyer or the Company, to anyone acting as broker, finder, financial advisor or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

4.23   Bank Accounts. **Schedule 4.23** of the Disclosure Schedule contains a true and complete list of (a) the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship and (c) the name of every Person authorized to draw thereon or having access thereto.

4.24   Disclosure. No representation or warranty by the Company in this Agreement, in any documents or papers furnished to Buyer or its representatives by or on behalf of the Company, pursuant to this Agreement or any statement contained in the Disclosure Schedule or any certificates delivered hereunder contains or will contain any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which it was made, not false or misleading. All copies of contracts, agreements and other documents made available to Buyer or any of its representatives pursuant hereto are complete and accurate.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as follows:

5.1   Organization and Qualification. Buyer is duly organized, validly existing and in good standing in its jurisdiction of organization.

5.2   Authority; No Breach.

(a)   Buyer has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Operative Documents to which it is a party have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and the Operative Documents to which it is a party shall be, when executed and delivered by Buyer, duly executed and delivered by Buyer. This Agreement constitutes, and the Operative Agreements to which Buyer is a party shall constitute, when executed and delivered by Buyer, Buyer's legal, valid and binding obligation, enforceable against Buyer in accordance with its terms.

(b)   Neither the execution and delivery of this Agreement or any Operative Document by Buyer nor the consummation of any of the transactions contemplated herein or therein, nor the full performance by Buyer of its obligations hereunder or thereunder do or will at the Closing: (i) violate any provision of its certificate of incorporation, by-laws or other governing documentation; (ii) conflict with, result in a breach or violation of, or constitute a default under (or an event which, with or without notice, lapse of time or both, would constitute a default) or result in the invalidity of, or accelerate the performance required by or cause or give

55

rise to any right of acceleration or termination of any right or obligation pursuant to any agreement or commitment to which it is a party or by which any of its assets or properties is subject or bound; (iii) conflict with, violate, result in a breach of or constitute a default under any writ, injunction, statute, law, ordinance, rule, regulation, judgment, award, permit, decree, order, or process of any Governmental Entity to which Buyer or any of its assets or properties is subject; (iv) require Buyer or the Company to obtain any Consent.

5.3   Litigation, etc. There is not any claim, action, suit, inquiry, proceeding or investigation of any kind or nature whatsoever, by or before any court or Governmental Entity or other regulatory or administrative agency or commission or tribunal pending or, to the knowledge of such Buyer, threatened against or involving or potentially involving Buyer or its business, assets, properties, officers or directors, or which questions or challenges the validity of this Agreement or any action taken or to be taken by Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby; and, to the knowledge of Buyer, there is no valid basis for any such claim, action, suit, inquiry, proceeding or investigation.

5.4   Finders. Buyer has not taken any action that, Directly or Indirectly, would obligate any Seller Party to pay a fee to anyone acting as a broker, finder, financial advisor or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

5.5   Disclosure. No representation or warranty by Buyer in this Agreement or any certificates delivered hereunder contains or will contain any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which it was made, not false or misleading.

ARTICLE VI

COVENANTS

6.1 <u>Conduct of Business of Company</u>. Except as set forth on **Schedule 6.1**, from the date hereof and until the Closing Date, except as contemplated by this Agreement or expressly consented to by an instrument in writing signed by Buyer, the Seller Parties will cause the Company to: (i) conduct its business and operations only in the ordinary course, consistent with past practice, (ii) maintain and preserve its Properties in good repair, order and condition, including, without limitation, performing, in a manner and on a basis consistent with past practice, all periodic maintenance and necessary reconditioning (ordinary wear and tear excepted), (iii) preserve its business operations and organizations intact, (iv) keep available the services of its current officers, managers and satisfactorily performing Employees, (v) preserve its current advantageous business relationships, including, without limitation, the goodwill of its customers, subcontractors and suppliers and others having business relationships with it, (vi) pay when due, all accounts payable, (vii) not grant any increase in the rate or terms of compensation payable, or to become payable to any of its members, directors, officers, managers or key Employees; (viii) not grant any increase in the rate or terms of any Employee Benefit Plan payment or arrangement; (ix) not enter into any agreement or make any other commitment involving an amount in excess of $25,000, excluding contracts entered into with customers and those contracts entered into in the ordinary course of business consistent with past practices, including, but not limited to, contracts related to the hiring of Employees; (x) not, Directly or Indirectly, redeem, purchase or otherwise acquire any of its membership interests or authorize any stock split or recapitalization, and (xi) not declare or pay any dividend. Without limiting the generality of the foregoing, and, except as contemplated in this Agreement, prior to the Closing Date, the Seller Parties will use all commercially reasonable efforts to cause the Company not take any action which would result in the incorrectness as of the Closing Date of any representation and warranty contained in **Article IV** without the prior written consent of Buyer.

6.2   Company Records. Prior to the Closing Date, the Seller Parties shall cause the Company to afford Buyer, its attorneys, accountants and representatives, free and full access to the Company and its business, books, records and Employees upon reasonable notice and during normal business hours, and shall provide to and cause the Company to provide Buyer and its representatives such additional financial and operating data and other information as Buyer shall from time to time reasonably request.

6.3   Filings and Authorizations. The Seller Parties and Buyer, as promptly as practicable, (i) shall make, or cause to be made, all such filings and submissions under laws, rules and regulations applicable to him, or it or his, or its Affiliates, as may be required to consummate the transactions contemplated herein, in accordance with the terms of this Agreement, (ii) shall use all commercially reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all governmental and non-governmental Persons necessary to be obtained by him, or it or his, or its Affiliates, in order to consummate the transactions contemplated herein, and (iii) shall use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for him, or it to fulfill his, or its obligations hereunder. The Seller Parties and Buyer shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.

6.4   Discussions with Others. From the date hereof until the Closing Date, no Seller Party will, and the Seller Parties shall cause the Company, and each of its respective officers, directors, Employees or representatives not to, solicit or enter into negotiations with any party other than Buyer or encourage, facilitate or initiate any discussions with any party other than Buyer, with regard to a purchase and sale of any portion of the membership interests of the Company, any material portion of the assets of the Company or any merger or consolidation of the Company with any third party.

6.5   Insurance. Prior to the Closing the Company shall cause Buyer to be named as a third party insured with respect to the insurance policies that are described on **Schedule 6.5** of the Disclosure Schedule, and shall not permit such policies to terminate prior to the expiration of six months after the Closing Date.

6.6   Cash Collections. All payments received after the Closing by the Company or its Affiliates in connection with or arising out of the Business, the Purchased Assets or the Assumed Liabilities shall be promptly paid over to Buyer (without right of set-off) as promptly as practicable but in no event more than three (3) Business Days after receipt. Any such payment or reimbursement shall: (i) be held by the Person receiving it in trust for Buyer, (ii) be paid over to Buyer without right of set-off as promptly as practicable but in no event more than three (3) Business Days after receipt and (iii) not constitute property of the Company or such Person. The Company shall cooperate with Buyer to cause all future payments and reimbursements to be paid directly to Buyer or its designee.

6.7   Notice of Developments. Each Party will give prompt written notice to the other Party of any development causing a breach of any of his, her, or its own representations and warranties in this Agreement. No disclosure by any party pursuant to this **Section 6.7** however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation or breach of warranty.

6.8   <u>Use of Company Name</u>. Effective as of immediately after the Closing: (i) the Company shall change its name to a name reasonably satisfactory to Buyer that does not include the name "Metropolitan" or any derivation thereof, (ii) shall make such filings necessary to withdraw its right to use "Metropolitan" as an assumed name in any jurisdiction, and (iii) cease using the name "Metropolitan" or any derivation thereof; provided, however, that Buyer shall continue to use the names "Metropolitan Research Associates" and Metropolitan Research Staffing Associates" to conduct the Business during the Earn-Out Period unless Seller Parties and Buyer mutually agree in writing otherwise.

6.9   <u>Discharge of Excluded Liabilities</u>. At or prior to the Closing, the Company shall discharge all obligations and liabilities relating to the Excluded Liabilities that are then due and payable or are set forth on **Schedule 6.9** of the Disclosure Schedule (including all Indebtedness set forth on **Schedule 6.9** of the Disclosure Schedule). After the Closing the Company shall promptly pay in full all other Excluded Liabilities as they become due and payable. At the Closing, the Company shall provide Buyer with such evidence as Buyer shall reasonably request indicating that the Company has discharged, or made arrangements to discharge, the Excluded Liabilities.

6.10   <u>Company Distributions</u>. The Company shall not make any distributions to any of its members or other equity holders nor pay off any Indebtedness of the Company to any of its members or other equity holders prior to the payment or settlement of all liabilities and obligations in connection with the Excluded Liabilities required to be settled at Closing pursuant to the first sentence of **Section 6.9**. Thereafter, it may make such distributions or pay off such Indebtedness as long as adequate reserves are made in respect of all Excluded Liabilities to be settled in accordance with the second sentence of **Section 6.9**, including all Indebtedness.

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6.11   Intentionally Omitted.

6.12   Misdirected Inquiries and Solicitations. At any time after the Closing, if the Company or any of its Affiliates receives any inquiries or orders relating to the Business or, if the Company or any of its Affiliates receives any solicitations relating to the Business from a third party, the Company shall promptly refer such inquirer or solicitor to the management of Buyer, and notify Buyer of such inquiry or solicitation, with details to the extent known.

6.13   Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and be paid by the Company when due, and the Company shall, at its expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Seller Parties shall join in the execution of any such Tax Returns and other documentation.

6.14   Further Assurances. The parties hereto shall from time to time after the Closing Date execute and deliver such additional instruments and documents, as any party hereto may reasonably request to consummate the transfers and other transactions contemplated hereby.

ARTICLE VII

RESTRICTIVE COVENANTS

7.1   Non-Competition. Each of the Seller Parties agrees that for the period commencing on the Closing Date and expiring on the fifth anniversary of the Closing Date, it will not, nor will any of its Affiliates, without the prior written consent of Buyer, Directly or Indirectly, or by action in concert with others, own, manage, operate, join, control, finance or participate in, or participate in the ownership, management, operation, control or financing of, or

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be connected as a principal, agent, representative, consultant, employee, investor, owner, partner, manager, joint venturer or otherwise with, or permit its name to be used by or in connection with, any business, enterprise or other entity engaged anywhere in the United States, in or in competition with the Business; <u>provided</u>, <u>however</u>, that this Agreement shall not prevent the beneficial ownership for investment purposes of 5% or less of any class of equity securities of any such Person which are registered under Section 12 of the Exchange Act.

7.2   <u>Non-Solicitation of Employees</u>. Each of the Seller Parties agrees that for a period commencing on the Closing Date and expiring on the fifth anniversary of the Closing Date, it will not, nor will any of its Affiliates, without the written consent of Buyer, Directly or Indirectly, for its own account or on behalf of any other Person, (i) hire any person who is an officer or key Employee of the Business or of Buyer or any of its Affiliates or (ii) induce or attempt to induce any such officer or key Employee to leave his or her employment with the Business or with Buyer or any of its Affiliates.

7.3   <u>Non-Solicitation or Interference with Customers</u>. Each of the Seller Parties agrees that for the period commencing on the Closing Date and expiring on the fifth anniversary of the Closing Date, it will not, nor shall any of its Affiliates, without the written consent of Buyer, Directly or Indirectly, for its own account or on behalf of any other Person, solicit, divert, take away or attempt to take away any of the customers of the Company or of Buyer or any of its Affiliates for the purpose of competing with the Business or in any way interfere with, disrupt or attempt to disrupt any then existing customer relationships between the Business, Buyer or any of its Affiliates, on the one hand, and any of its customers or other Persons with whom it deals, on the other, or contact or enter into any business transaction with any such customers or suppliers or other Persons for any purpose.

7.4   Confidential Information; Non-Disparagement.

(a)   Neither the Seller Parties nor any of their Affiliates shall at any

time knowingly use or disclose to or for the benefit of any Person, any information, knowledge or data relating to the Business, Buyer or any of its Affiliates (including, without limitation, information relating to accounts, financial dealings, transactions, intangibles, customer lists, pricing lists, plans, proposals and Trade Secrets) whether or not marked or otherwise identified as confidential or secret. Neither the Seller Parties nor any of their Affiliates shall, Directly or Indirectly, make any statements or take any actions which in any way disparage or which could reasonably be expected to harm the reputation and/or goodwill of the Business or of Buyer or any of its Affiliates.

(b)   Prior to the Closing Date, neither the Buyer nor any of its Affiliates shall at any time knowingly use or disclose to or for the benefit of any Person, any information knowledge or data relating to the Seller Parties or any of its Affiliates (including, without limitation, information relating to accounts, financial dealings, transactions, intangibles, customer lists, pricing lists, plans, proposals and Trade Secrets) whether or not marked or otherwise identified as confidential or secret. Neither the Buyer nor any of their Affiliates, shall Directly or Indirectly, make any statements or take any actions which in any way disparage or which could reasonably be expected to harm the reputation and/or goodwill of the Business or of the Seller Parties or any of their Affiliates.

(c)   Notwithstanding anything herein to the contrary, the Parties may disclose such information to any person who is actively and directly participating in the evaluation of the transaction or who otherwise need to know for the purpose of evaluating the transaction.

7.5   Acknowledgments. Each of the Seller Parties acknowledges that, in view of the nature of the Business and the business objectives of Buyer in entering into this Agreement and the transactions contemplated hereby, the restrictions contained in this **Article VII** are reasonably necessary to protect the legitimate business interests of Buyer and that any violation of such restrictions will result in irreparable injury to Buyer and the Business for which damages will not be an adequate remedy. Each of the Seller Parties therefore acknowledges that, if any such restrictions are violated, Buyer and/or its Affiliates shall be entitled to preliminary and injunctive relief against each of the Seller Parties as well as to an equitable accounting of earnings, profits and other benefits arising from such violation.

ARTICLE VIII

COVENANTS OF BUYER

8.1   Employment Matters.

(a)   Prior to the Closing Date, the Buyer or its Affiliate shall make an offer of employment, effective as of the Closing Date, to each active Employee (excluding employees on disability (long term or short term) or on leave of absence and those listed on **Schedule 8.1**); provided, however, any offer of employment shall be contingent upon the Closing actually occurring. Such offer of employment (including compensation and employee benefits) shall be on substantially similar terms and conditions that apply to similarly situated employees of the Buyer or its Affiliate. Employees who affirmatively accept the Buyer's or its Affiliate's offer of employment and commence working for the Buyer or its Affiliate on the Closing Date are hereinafter referred to as "**Transferred Employees**." On and after the Closing Date, Buyer and its Affiliates shall have the right, but not any obligation, to employ any additional employees of the Company whom it wishes to employ and who wish to be employed by Buyer or its Affiliate.

The Seller Parties consent to the Buyer or its Affiliate contacting such employees with respect to the desire of such employees to enter the employ of the Buyer or its Affiliate and the Seller Parties shall cooperate with the efforts of Buyer or its Affiliate to cause such Employees to accept any offers of employment by Buyer or its Affiliate. Notwithstanding the foregoing, nothing herein shall be construed as to prevent the Buyer or its Affiliate from terminating the employment of any Transferred Employee at any time after the Closing Date for any reason (or no reason), except as set forth in a written employment agreement executed by the Buyer or its Affiliates. The Company shall promptly deliver to the Buyer or its Affiliate as of the Closing Date all personnel files or other information relating to the Transferred Employees.

(b)   For purposes of determining eligibility to participate and the vesting of benefits under all plans, programs and arrangements of Buyer and/or its Affiliates relating to compensation or employee benefits ("Buyer Employee Plans"), including, but not limited to, any pension, severance, 401(k), vacation and sick pay plan, and for purposes of calculating benefits under any severance, sick pay or vacation plan, Buyer shall give Transferred Employees credit for hours of service with the Company solely to the extent recognized by the Company or its Affiliates under the applicable similar Plan, and solely to the extent such time period is recognized under the terms of the Buyer Employee Plan, as if they were hours of service with Buyer, provided that such crediting of service does not result in any duplication of benefits. Such service will be calculated under the terms and conditions of the Buyer Employee Plans. In addition, any Buyer Employee Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) shall provide each Transferred Employee or dependent full credit, for the plan year during which the Closing occurs, with any deductible already incurred by the Transferred Employee or dependent under any Plan.

(c)   The Buyer or its Affiliates shall, subject to and conditioned upon the consummation of the transactions contemplated by this Agreement, take all actions and execute and deliver all documents and furnish all notices that are necessary for the Buyer or its Affiliates to assume the welfare benefit plans listed on **Schedule 8.1(c),** which will be maintained solely for the benefit of the Transferred Employees who are "corporate employees," and the Company and the Buyer shall cooperate with each other to take all actions necessary to establish the Buyer or its Affiliates as the sponsor of such plans as of the Closing Date; provided however, that notwithstanding the foregoing, the Buyer or its Affiliate may, in its sole discretion, amend, suspend or terminate any such plan at any time in accordance with its term and, to the extent that the Buyer or its Affiliate provides similar benefits under a different plan, nothing contained in this **Section 8.1(c)** shall cause or result in the Transferred Employees receiving, or being eligible to receive, duplicate benefits. Notwithstanding anything herein to the contrary Buyer and its Affiliates shall not assume any liability under any plan listed on **Schedule 8.1(c)** arising before the Closing Date.

(d)   The Company shall, subject to and conditioned upon the consummation of the transactions contemplated by this Agreement, take all actions and execute and deliver all documents and furnish all notices that are necessary to terminate each Plan not listed on **Schedule 8.1(c),** it being the intention of the parties that the Buyer and its Affiliates not assume any Plan (or any liability thereunder) not listed on **Schedule 8.1(c)** on the Closing Date. The Company shall promptly deliver to the Buyer true and complete copies of all documentation relating to the termination of the Plan, including, without limitation, all resolutions (the form and substance of such resolution shall be subject to review and approval of the Buyer), any amendments to such Plans to comply with applicable law, filings, notices, reports and correspondence, relating to or arising from the termination of the Plan.

(e)   Without limiting the foregoing (x) effective as of the day immediately preceding the Closing Date, the Company shall, subject to and conditioned upon the consummation of the transactions contemplated by this Agreement, terminate the Metropolitan Research Association 401(k) Profit Sharing Plan & Trust (the **"**Seller 401(k) Plan**"**) and (y) the Company shall contribute to the Seller 401(k) Plan as soon as practicable following the Closing Date all contributions required to be made for periods prior to the Closing Date on behalf of the Transferred Employees. The account balances of the Transferred Employees who participate in the Seller 401(k) Plan shall be fully vested as of the Closing Date and the Seller Parties shall take any actions necessary to ensure that such account balances are distributable from the Seller 401(k) Plan on and after the Closing Date. Subject to the Buyer and its Affiliates being reasonably satisfied, consistent with the regulations under Section 401(a)(31) of the Code, that Seller's 401(k) Plan meets the requirements for qualification under Section 401(a) of the Code and the requirements of the Buyer's 401(k) Plan (as defined below), the Buyer or its Affiliate shall permit Transferred Employees who have an account balance under the Seller 401(k) Plan to rollover (whether by direct or indirect rollover, as selected by such Transferred Employees) his or her "eligible rollover distribution" (as defined under Section 402(c)(4) of the Code) in the form of cash from the Seller 401(k) Plan to a qualified defined contribution plan maintained by Buyer or its Affiliate for the benefit of the Transferred Employees ("Buyer's 401(k) Plan"). The Buyer's 401(k) Plan shall not accept the rollover of any outstanding plan loan or promissory note under the Seller 401(k) Plan.

(f)   On the Closing Date, the Company shall transfer to the Buyer or its Affiliate an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts made prior to the Closing Date during the year in which the Closing Date occurs by Transferred Employees under the Company's flexible spending plan (the

"Flexible Benefits Plan") over the aggregate reimbursement payouts made for such year from such accounts to the Transferred Employees, except for amounts as to which reimbursement requests have been duly submitted prior to such transfer and which the Company has paid or shall cause to be paid to the Transferred Employees in accordance with the Code and the terms of the Flexible Benefits Plan (the "Flex Assets"). The Buyer or its Affiliate shall honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Transferred Employee under the Flexible Benefits Plan for the calendar year in which the Closing Date occurs in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date and all claims for reimbursement for services received by Transferred Employees from January 1, 2006 through the Closing Date (the "Reimbursement Claims"), provided such Reimbursement Claims are required to be paid under, and are submitted in accordance with, the terms of the Buyer's Flexible Benefits Plan and the Transferred Employees' elections. Notwithstanding the foregoing, the Buyer shall have no obligation to honor Transferred Employees' Reimbursement Claims unless and until the Flex Assets have been transferred to the Buyer or its Affiliate. On the date of transfer of the Flex Assets, the Company shall provide the Buyer or its Affiliate with copies of all unpaid reimbursement requests. The Company shall provide to the Buyer or its Affiliate such records as the Buyer may request relating to its obligations under this Section to effectuate the transfer of the Flex Assets to the Buyer or its Affiliate.

(g) The Buyer agrees that it shall be the Buyer's or its Affiliate's responsibility to provide the required notices under Part 6 of Title I of ERISA ("COBRA") to all M&A Qualified Beneficiaries (as defined in Treas. Reg. Section 54.4980B-9, Q&A 4), and that it shall provide coverage under COBRA to such individuals and shall be responsible for all obligations and liabilities relating to or arising under the COBRA continuation coverage requirements. At least 10 days prior to the Closing Date, Sellers shall deliver to the Buyer or its Affiliate a schedule of all M&A Qualified Beneficiaries as of the Closing Date.

8.2   Continuing Obligations. Buyer shall honor all obligations related to replacement candidates which have been placed in permanent positions consistent with the past practices of the Company if, any only to the extent that, such contingent liabilities have been accrued for on the Company's Financial Statements as of the Closing Date.

8.3   Guaranty of Cross Country. Cross Country, by executing this Agreement, hereby unconditionally and irrevocably guarantee to the Seller parties the timely payment and performance by Buyer of its obligations under and pursuant to the terms of this Agreement and the Employment Agreements to be entered into between Buyer and each of Patricia Daly and Stacy Mamakos Martin. The guaranty provided hereby is a guaranty of payment and performance and not merely of collection. If Buyer does not remit any funds when due to the Seller parties, or perform any of its other obligations under this Agreement then, upon three (3) business days written notice from the Seller Parties to the Buyer, Buyer, either directly or through an Affiliate will remit to the Seller Parties the amount due or cause the performance of the other obligation not timely performed. Cross Country hereby waives (i) any notices (other than a notice of default as referenced above), (ii) any consents, extensions, indulgences or other action or inaction under or in respect of this Agreement, and (iii) any failure, omission or delay on the part of the Seller parties to enforce, assert or otherwise exercise against Buyer any right, power or remedy available to the Seller Parties under this Agreement. Notwithstanding anything herein to the contrary, Cross Country may assert any defenses to such Guaranty that Buyer has or may have.

ARTICLE IX

CONDITIONS TO CLOSING

9.1   Conditions Precedent to Obligations of Buyer. The obligation of Buyer under this Agreement to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Buyer:

(a)   Representations and Warranties Accurate. The representations and warranties of the Seller Parties contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date other than representations and warranties that speak as of another date or time prior to the Closing Date (which only need to be true and correct as of such date or time).

(b)   Performance by Seller Parties. Each of the Seller Parties shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it hereunder on or prior to the Closing Date.

(c)   Consents. All Consents required in connection with the consummation of the transactions contemplated by this Agreement and the Closing (including those set forth on **Schedule 9.1(c)** hereto) shall have been duly obtained, made or given and shall be in full force and effect, without the imposition upon Buyer, its Affiliates or the Business of any condition, restriction or required undertaking. All such Consents shall be in the form attached hereto as **Exhibit E** except as otherwise agreed to by the parties in writing.

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(d)   No Legal Prohibition. No suit, action, investigation, inquiry or other proceeding by any Governmental Entity or other Person shall have been instituted or threatened which arises out of or relates to this Agreement, or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any Governmental Entity of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

(e)   Certificate. Buyer shall have received a certificate, dated the Closing Date, signed by each of the Seller Parties to the effect that the conditions set forth in **Sections 9.1(a), 9.1(b), 9.1(c) and 9.1(d)** have been satisfied.

(f)   Opinion of Counsel for Seller Parties. Buyer shall have received an opinion, dated the Closing Date, from Blank Rome LLP, counsel to the Seller Parties, in a form reasonably acceptable by the Seller Parties and Buyer.

(g)   No Material Adverse Change. No material adverse change shall have occurred in the business or prospects of the Company and no other event, loss, damage, or condition of any kind shall exist which, individually or in the aggregate, has a Material Adverse Effect or can reasonably be expected to have a Material Adverse Effect.

(h)   Execution of Employment Agreements. Buyer and/or one of its Affiliates, on the one hand, and Stacy Mamakos Martin and Patricia Daly, on the other, shall have executed and delivered employment agreements substantially in the form annexed hereto as **Exhibit 9.1(h)(1)** and **Exhibit 9.1(h)(2)** (the **"Employment Agreements"),** respectively.

(i)   Employee Non-Competition/Non-Solicitation/Confidentiality Agreements. The Seller Parties shall have, on or prior to the Closing Date, delivered a written copy of each

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Non-Competition/Non-Solicitation/Confidentiality Agreement signed by each of its employees prior to Closing, in addition to an acknowledgment executed by each such employee (in a form reasonably acceptable to Buyer) confirming that his/her Non-Compete/Non-Solicitation/Confidentiality Agreement with Metropolitan or Staffing, as applicable, shall be assigned to Buyer and will remain in full force and effect after the Closing Date.

(j)   Discharge of Excluded Liabilities. Buyer shall have received evidence reasonably satisfactory to it as to the payment in full of all Indebtedness as well as Excluded Liabilities required to be paid by the Company at the Closing.

(k)   Due Diligence. Buyer shall have completed its due diligence investigation of the Company and the results thereof shall be satisfactory to Buyer in its sole and absolute discretion.

(l)   Additional Documents, etc. There shall have been delivered to Buyer the Bill of Sale, the Assignment and Assumption Agreement, the Assignment of Leases (in the form attached hereto as **Exhibit B**), Domain Name Assignment, the Escrow Agreement, and each of the other agreements, documents, certificates and other items set forth on **Schedule 9.1(l)** of this Agreement to be delivered by Buyer.

9.2   Conditions Precedent to Obligations of Seller Parties. The obligations of the Seller Parties under this Agreement to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Company.

(a)   Representations and Warranties Accurate. The representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b)   <u>Performance by Buyer</u>. Buyer shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it hereunder on or prior to the Closing Date.

(c)   <u>No Legal Prohibition</u>. No suit, action, investigation, inquiry or other proceeding by any Governmental Entity or other Person shall have been instituted or threatened which arises out of or relates to this Agreement or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any Governmental Entity of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

(d)   <u>Certificate</u>. The Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by an officer of Buyer, to the effect that the conditions set forth in **Sections 9.2(a), 9.2(b)** and **9.2(c)** have been satisfied.

(e)   <u>Additional Documents, etc</u>. There shall have been delivered to the Company the Assignment and Assumption Agreement, the Escrow Agreement and each of the other agreements, documents and other items set forth on **Schedule 9.1(l)** of this Agreement to be delivered to the Company.

(f)   <u>Opinion of Counsel or Buyer</u>. The Seller Parties shall have received an opinion, dated the Closing date, from Proskauer Rose, LLP, counsel to Buyer, in a form reasonably acceptable to Buyer and the Seller Parties.

ARTICLE X

TERMINATION

10.1   Termination. This Agreement may be terminated, and the transactions contemplated herein may be abandoned:

(a)   any time before the Closing, by mutual written agreement of the Seller Parties and Buyer;

(b)   any time before the Closing, by the Seller Parties, on the one hand, and Buyer, on the other hand, (i) in the event of a material breach hereof by any non-terminating party if such non-terminating party fails to cure such breach within five (5) Business Days following notification thereof by the terminating party or (ii) upon notification to the non-terminating party by the terminating party that the satisfaction of any condition to the terminating party's obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party; or

(c)   any time after August 31, 2006 by the Seller Parties, on the one hand, and Buyer, on the other hand, upon notification to the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party.

10.2   Effect of Termination. If this Agreement is validly terminated pursuant to **Section 10.1**, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of any party (or any of their respective officers, directors, employees, partners, agents or other representatives or Affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to expenses in **Section 12.1** and public and private announcements in **Section 12.12** will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to **Section 10.1(b)** or **Section 10.1(c),** the Seller Parties will remain liable to Buyer for any breach of this Agreement by any of the Seller Parties existing at the time of such termination, and Buyer will remain liable to the Seller Parties for any breach of this Agreement by Buyer existing at the time of such termination, and the Seller Parties, on the one hand, or Buyer, on the other hand, may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at law or in equity.

ARTICLE XI

INDEMNIFICATION

11.1   <u>Survival of Representations and Warranties</u>. All representations and warranties contained in **Articles IV** and **V** shall survive the Closing and shall remain in full force and effect until the second anniversary of the Closing Date; <u>provided</u>, <u>however</u>, that the representations and warranties contained in **Sections 4.2**, **4.8**, **4.16** and **4.17** shall remain in full force and effect until 120 days after the expiration of the applicable statute of limitations and any representations and warranties contained in **Section 4.9(a)** shall remain in full force and effect indefinitely. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate in accordance with the immediately preceding sentence will continue to survive with respect to any Claim if a notice of claim has been timely given prior to the applicable expiration date, until the Claim has been satisfied or otherwise resolved.

11.2   <u>Indemnification by the Seller Parties</u>. From and after the Closing, the Seller Parties, jointly and severally, shall indemnify and hold Buyer and its Affiliates, and their respective directors, officers, employees, shareholders, members, partners, agents, successors and assigns (collectively "**Buyer Claimants**" and individually "**Buyer Claimant**") harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "**Claims**") asserted against, imposed upon or incurred by Buyer Claimants resulting from or arising out of (i) any inaccuracy or breach of any representation or warranty of a Seller Party contained in this Agreement or any Operative Document; (ii) any breach of any covenant or obligation of a Seller Party contained in this Agreement or any Operative Document; and (iii) any liability of the Seller Parties other than the Assumed Liabilities. The Buyer Claimant's right to indemnification shall not be limited or affected in any way by any pre-Closing investigation by Buyer**.** Notwithstanding anything contained herein to the contrary, but subject to the last sentence of this **Section 11.2**: (A) no Seller Party shall be required to indemnify a Buyer Claimant under clause (i) of the first sentence of this **Section 11.2** unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this **Section 11.2** exceeds $250,000.00, in which case the Seller Parties shall only be responsible for such excess, and (B) the Seller Parties' aggregate maximum liability for indemnification under clause (i) of the first sentence of this **Section 11.2** shall not exceed $5,000,000.00**.** The limitation set forth in the immediately preceding sentence shall not apply to Claims arising from any inaccuracy or breach of the representations or warranties contained in **Section 4.9(a).**

       11.3   <u>Indemnification by Buyer</u>. From and after the Closing, Buyer shall indemnify and hold each Seller Party, its Affiliates and their agents, successors and assigns (collectively "**Seller Claimants**" and individually "**Seller Claimant**") harmless from and defend each of them from and against any and all Claims asserted against, imposed upon or incurred by the Seller Claimants resulting from or arising out of (i) any inaccuracy or breach of any representation or warranty of Buyer contained in this Agreement or any Operative Document; (ii) any breach of any covenant or obligation of Buyer contained in this Agreement or any Operative Document; and/or (iii) any Assumed Liability. Notwithstanding anything contained herein to the contrary: (A) Buyer shall not be required to indemnify a Seller Claimant under clause (i) of the first sentence; of this **Section 11.3** unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this **Section 11.3** exceeds $250,000.00, in which case Buyer shall only be responsible for such excess; and (B) Buyer's aggregate maximum liability for indemnification under clause (i) of the first sentence of this **Section 11.3** shall not exceed $5,000,000.00.

11.4   Terms and Conditions of Indemnification. The respective obligations and liabilities of the Seller Parties and Buyer to indemnify pursuant to this **Article XI** shall be subject to the following terms and conditions:

(a)   The party seeking indemnification (the "**Claimant**") must give the other party or parties, as the case may be (the "**Indemnitor**"), prompt written notice of any such Claim. The Claimant's failure to give prompt notice, however, shall not serve to eliminate or limit the Claimant's right to indemnification hereunder except to the extent such failure materially prejudices the rights of the Indemnitor.

(b)   The respective obligations and liabilities of the Seller Parties and Buyer to indemnify pursuant to this **Article XI** in respect of any Claim by a third party shall be subject to the following additional terms and conditions:

(i)   The Indemnitor shall have the right to undertake, by counsel or other representatives of its own choosing reasonably satisfactory to Claimant, the defense, compromise, and settlement of such Claim.

(ii)   In the event that the Indemnitor shall elect not to undertake such defense, or within thirty days after notice of any such Claim from the Claimant shall fail to defend, the Claimant (upon further written notice to the Indemnitor) shall have the right to undertake the defense, compromise or settlement of such Claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of the Indemnitor.

(iii)   Notwithstanding anything in this **Section 11.4** to the contrary, (A) if there is a reasonable probability that a Claim may materially and adversely affect the Claimant other than as a result of money damages or other money payments, the Claimant shall have the right, at its own cost and expense, to participate in the defense, compromise or settlement of the Claim, (B) the Indemnitor shall not, without the Claimant's written consent, settle or compromise any Claim or consent to entry of any judgment which does not include as an unconditional term thereof the giving by the claiming party or the plaintiff to the Claimant of a release from all liability in respect of such Claim, and (C) in the event that the Indemnitor undertakes defense of any Claim, the Claimant by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the Indemnitor and its counsel or other representatives concerning such Claim and the Indemnitor and the Claimant and their respective counsel or other representatives shall cooperate with respect to such Claim, subject to the execution and delivery of a mutually satisfactory joint defense agreement.

(c)   If a Claimant incurs a tax liability as a result of the receipt of an indemnification payment under this **Article XI**, the Indemnitor shall indemnify the Claimant for that tax liability and for any tax liability incurred by the Claimant with respect to a payment pursuant to this sentence.

(d)   Any payment made in respect of indemnification under this **Article XI** shall be treated for all purposes, and shall constitute, an adjustment to the Purchase Price.

11.5   <u>Qualifications</u>. Notwithstanding anything to the contrary in this Agreement, for purposes of the indemnification provisions in this **Article XI**, the determination of (i) whether any representation warranty or covenant has been breached and (ii) the amount of any Damages shall be made without given effect to any "Material Adverse Effect" qualification or any materiality or similar qualification contained in the representations, warranties, covenants or agreements herein.

ARTICLE XII

MISCELLANEOUS

12.1   <u>Expenses</u>. Each party hereto shall pay its own legal, accounting, due diligence and finders expenses incurred in connection with this Agreement and the transactions contemplated hereby.

12.2   <u>Amendment</u>. This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by Buyer and the Seller Parties.

12.3   <u>Entire Agreement</u>. This Agreement, together with the Exhibits and Schedules hereto and the instruments and other documents delivered pursuant to this Agreement, contain the entire agreement of the parties relating to the subject matter hereof, and supersede all prior agreements, understandings, representations, warranties and covenants of any kind between the parties. All others are specifically waived.

12.4   Waivers. Waiver by any party of any breach of or failure to comply with any provision of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement. No waiver of any such breach or failure or of any term or condition of this Agreement shall be effective unless in a written notice signed by the waiving party and delivered, in the manner required for notices generally, to each affected party.

12.5   Notices. All notices and other communications hereunder shall be validly given or made if in writing, (i) when delivered personally (by courier service or otherwise), (ii) when sent by telecopy, or (iii) when actually received if mailed by first-class certified or registered United States mail or recognized overnight courier service, postage-prepaid and return receipt requested, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case to the address of the party to receive such notice or other communication set forth below, or at such other address as any party hereto may from time to time advise the other parties pursuant to this Subsection:

If to the Seller Parties:

Metropolitan Research Associates, LLC

Metropolitan Research Staffing Associates, LLC
666 Third Avenue, 19th Floor
New York, New York 10017-4044
Telephone: (212) 551-7500
Telecopier: (212) 551-7555
Attn: Stacy Mamakos Martin and Patricia Daly

with a copy to:

Blank Rome LLP
405 Lexington Avenue

New York, New York 10174Telephone: (212) 885-5000

Telecopier: (212) 885-5001
Attn: Lawrence Flick, Esq.

If to Buyer:

ARM Acquisition, Inc.
ARMS Acquisition, Inc.
c/o Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd, N.W.
Boca Raton, Florida 33487
Telephone: (800) 440-5790
Telecopier: (800) 565-9774
Attention: Susan Ball, Esq., General Counsel

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Telephone: (212) 969-3000
Telecopier: (212) 969-2900
Attention: Stephen W. Rubin, Esq.

12.6   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

12.7   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Each of the parties hereto hereby irrevocably waives personal service of process and consents to service of process by certified or registered mail, return receipt requested addressed to such party at its address set forth in **Section 12.5**. Each of the parties hereto hereby consents to the jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Seller Parties irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such courts and any claim that any such proceeding brought in such courts has been brought in an inconvenient forum. Each of the Seller Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.8   Binding Effect; Third Party Beneficiaries; Assignment.

(a)   This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective legal representatives, successors and permitted assigns. Except as expressly set forth herein, nothing expressed or referred to in this Agreement is intended or shall by construed to give any Person other than the parties to this Agreement, or their respective legal representatives, successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

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(b)	None of the parties may assign this Agreement nor any of its rights hereunder, other than any right to payment of a liquidated sum, nor delegate any of its obligations hereunder, without the prior written consent of the other parties, except that Buyer may assign its rights under this Agreement to any Affiliate or to any Person providing financing for the transaction contemplated hereby.

12.9	Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and any such provision, to the extent invalid or unenforceable, shall be replaced by a valid and enforceable provision which comes closest to the intention of the parties underlying such invalid or unenforceable provision.

12.10	Headings. The headings contained in this Agreement are for reference purposes only and shall not modify define, limit, expand or otherwise affect in any way the meaning or interpretation of this Agreement.

12.11	No Agency. No party hereto shall be deemed hereunder to be an agent of, or partner or joint venturer with, any other party hereto.

12.12	Public and Private Announcements. Buyer and the Seller Parties will cooperate with each other regarding the form, content and timing of any public disclosure or announcement of the transactions contemplated herein. The form, content and timing of such announcement shall be at the sole discretion of Buyer. The Seller Parties will not, Directly or Indirectly, make, or permit any of their representatives or agents to make, any public disclosure or announcement of the transactions contemplated hereby without the prior consent of Buyer.

12.13   Knowledge. For the purposes of this Agreement, knowledge of the Seller Parties means the actual knowledge after due inquiry into the subject matter of such representations, warranty or other statement and reasonable investigation of (i) any of the Members, (ii) any of the directors or members of the management committee of the Company, (iii) any of the officers of the Company and (iii) any other Person who has responsibility with respect to the relevant subject matter.

12.14   Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise defined in this Agreement, have the meaning ascribed thereto by GAAP.

12.15   Interpretation. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and to any certificates delivered pursuant hereto; and (ii) reference to any Article or Section means such Article or Section hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER: ARM ACQUISITION, INC.

By: /s/ EMIL HENSEL
_____
    Name: Emil Hensel
    Title: Assistant Controller

ARMS ACQUISITION, INC.

By: /s/ EMIL HENSEL
_____
    Name: Emil Hensel
    Title: Assistant Controller

THE COMPANY: METROPOLITAN RESEARCH ASSOCIATES, LLC

By: /s/ STACY M. MARTIN
_____
    Name: Stacy M. Martin
    Title: Managing Member

METROPOLITAN RESEARCH STAFFING ASSOCIATES, LLC

By: /s/ PATRICIA DALY
_____
    Name: Patricia Daly
    Title: Managing Member

THE MEMBERS:

By: /s/ STACY M. MARTIN
_____
    Name: Stacy M. Martin
    Title: Managing Member

By: /s/ PATRICIA DALY
          Name: Patricia Daly
          Title: Managing Member

CROSS COUNTRY HEALTHCARE, INC., solely for the purpose set forth in Section 8.3 herein

By: /s/ VICTOR KALAFA
          Name: Victor Kalafa
          Title: Vice President, Corporate Development

TABLE OF CONTENTS

Exhibit A – Form of Assignment and Assumption Agreement
Exhibit B – Form of Estoppel for Assignment of Leases
Exhibit C – Domain Name Assignment
Exhibit D – Bill of Sale
Exhibit E – Form of Estoppel/Consent for Bank and Other Contracts
Exhibit 2.7 – Form of Escrow Agreement
Exhibit 3.5 – EarnOut Provisions
Exhibit 4 – Disclosure Schedules
Exhibit 4.1 – Operating Agreements of the Company
Exhibits 9.1(h)(1) and 9.1(h) (2) – Form of Employment Agreements for the Members



Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE ASSETS OF METROPOLITAN RESEARCH ASSOCIATES AND METROPOLITAN RESEARCH STAFFING ASSOCIATES

BOCA RATON, Fla. – July 13, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it has entered into a definitive agreement to acquire the assets of privately-held Metropolitan Research Associates, LLC and Metropolitan Research Staffing Associates, LLC (collectively "MRA") for $18.5 million in cash, plus a potential earn-out of up to $6.4 million based on 2006 and 2007 performance. Finalization of this transaction is subject to completion of due diligence and the delivery of certain consents. The Company intends to finance this acquisition using its revolving credit facility and expects to close this transaction during the third quarter of 2006.

Based in New York City, MRA is a full-service pharmaceutical consulting firm providing clinical trials staffing, drug safety monitoring and contract research services to the pharmaceutical, biotech and medical device industries while providing its healthcare professional candidates with temporary or permanent clinical staffing career opportunities. In 2005, MRA had revenue of $17.5 million and adjusted EBITDA of $2.6 million.

"MRA's clinical services are complementary to the clinical trails staffing services of our ClinForce subsidiary and, in particular, its focus in drug safety is very timely relative to market dynamics. We believe the addition of MRA to our operating platform in this sector will allow us to offer our clients a unique range of clinical services that cut across all phases of clinical trials. MRA's senior management team plans to stay on and run the business as a subsidiary of ClinForce. We expect this acquisition will be accretive to our 2006 earnings by approximately $0.01 per diluted share," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"We are delighted to be joining with ClinForce and look forward to continuing to provide our clients with high quality clinical research services. As we have worked together through this transaction, we have found that the two companies have the same values and cultures. Cross Country Healthcare's national scope and resources will be invaluable to MRA and its employees as we work together to serve our clients," said Patricia Daly and Stacy Mamakos Martin, co-Founders and Managing Partners of MRA.

Fairmount Partners, an investment banking firm specializing in the pharmaceutical services industry, advised the owners of MRA in the transaction.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005. In addition, there can be no assurances that the MRA acquisition will be completed. Although we believe these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur.

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For further information, please contact:

Emil Hensel
Chief Financial Officer
Phone: 800-998-5058
Email: ehensel@crosscountry.com

Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com